As filed with the Securities and Exchange Commission on October 7, 2019

Registration No. 333-232639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OneWater Marine Inc.
(Exact name of registrant as specified in its charter)

Delaware	**5531**	**83-4330138**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Austin Singleton
Chief Executive Officer
6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman **James R. Brown** **Vinson & Elkins L.L.P.** **1001 Fannin Street, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Daniel J. Bursky** **Andrew B. Barkan** **Fried, Frank, Harris, Shriver & Jacobson LLP** **One New York Plaza** **New York, New York 10004** **(212) 859-8000**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	3,450,000	$21.00	$72,450,000	$9,404.01

(1) Estimated pursuant to the Rule 457(a) under the Securities Act of 1933, as amended. Includes 450,000 additional shares of Class A common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid the entirety of the registration fee in connection with the first filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy, these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED October 7, 2019

PRELIMINARY PROSPECTUS

3,000,000 Shares



ONEWATER

OneWater Marine Inc.

Class A Common Stock

This is the initial public offering of Class A common stock of OneWater Marine Inc., a Delaware corporation. We are offering 3,000,000 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol "ONEW."

We anticipate that the initial public offering price will be between $19.00 and $21.00 per share of Class A common stock.

The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional 450,000 shares of Class A common stock from us at the public offering price less the underwriting discount and commissions.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Upon consummation of this offering, investors in this offering will hold 87.0% of the Class A common stock, representing 36.1% of the total voting stock outstanding. Legacy Owners (as defined herein) will hold 63.9% of the total voting stock outstanding, including 100.0% of the Class B common stock, which votes together with the Class A common stock as a single class.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to OneWater Marine Inc.	$	$

(1) See "Underwriting (Conflicts of Interest)" for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about , 2019, through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC **Raymond James**

The date of this prospectus is , 2019.

variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We rely on various trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Basis of Presentation

Organizational Structure

In connection with the closing of this offering, we will effect certain organizational transactions, which we describe in "Prospectus Summary—Corporate Reorganization" and "Corporate Reorganization" and refer to herein as the "Reorganization." Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization, including this offering. See "Corporate Reorganization" and a diagram depicting our organizational structure in "Prospectus Summary—Corporate Reorganization" for more information.

Except as otherwise indicated or required by the context, all references in this prospectus to the "Company," "we," "us" or "our" relate to OneWater Marine Inc. ("OneWater Inc.") and its consolidated subsidiaries after giving effect to the Reorganization. References in this prospectus to "OneWater LLC" or our "Predecessor" refer to One Water Marine Holdings, LLC, our accounting predecessor, and its consolidated subsidiaries. References in this prospectus to the "Legacy Owners" refer to the existing owners of OneWater LLC, including, but not limited to, Goldman Sachs & Co. LLC ("Goldman Sachs") and certain of its affiliates (collectively, "Goldman") and affiliates of The Beekman Group ("Beekman"), and certain members of our management team.

We will be a holding company and the sole managing member of OneWater LLC, and upon completion of this offering and the application of proceeds therefrom, our principal asset will consist of common units of OneWater LLC.

Presentation of Financial and Other Information

OneWater LLC is the accounting predecessor of the issuer, OneWater Inc. OneWater Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

- *OneWater Inc.*: Other than the balance sheets, dated as of April 3, 2019 and June 30, 2019, the historical financial information of OneWater Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

- *OneWater LLC*: As we will have no other interest in any operations other than those of OneWater LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of OneWater LLC and its subsidiaries.

The unaudited pro forma financial information of OneWater Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of OneWater LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Reorganization and the consummation of this offering as if they had occurred on October 1, 2017, in the case of the unaudited pro forma consolidated statement of operations data, and as of June 30, 2019, in the case of the unaudited pro forma consolidated balance sheet. See "Unaudited Pro Forma Consolidated Financial Information" for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, all information contained in this prospectus assumes an initial public offering price of $20.00 per share of Class A common stock (the mid-point of the range set forth on the cover of this prospectus) and that the underwriters do not exercise their option to purchase additional shares of Class A common stock, and excludes 831,405 shares of Class A common stock reserved for issuance under our long-term incentive plan.

ONEWATER MARINE INC.

Overview

We are one of the largest and fastest-growing premium recreational boat retailers in the United States with 63 stores comprising 21 dealer groups in 11 states. Our dealer groups are located within highly attractive markets throughout the Southeast, Gulf Coast, Mid-Atlantic and Northeast, including Texas, Florida, Alabama, North Carolina, South Carolina, Georgia, Ohio and New York, which collectively comprise eight of the top twenty states for marine retail expenditures. We believe that we are a market leader by volume in sales of premium boats in 12 out of the 17 markets where we operate. In 2018, we sold over 7,500 new and pre-owned boats, of which we believe approximately 40% were sold to customers who had a trade-in or with whom we otherwise had established relationships. The combination of our significant scale, diverse inventory, access to premium boat brands and meaningful dealer group brand equity enables us to provide a consistently professional experience as reflected in the number of our repeat customers and same-store sales growth.



South Shore Marine
# of Locations: 1
Bosun’s Marine
# of Locations: 4
Spend-A-Day Marina
# of Locations: 1
Grande Yachts
# of Locations: 8
Lookout Marine
# of Locations: 2
Slalom Shop Boats and Yachts
# of Locations: 2
Phil Dill Boats
# of Locations: 1
Rambo Marine
# of Locations: 2
Captain’s Choice Marine
# of Locations: 2
Singleton Marine
# of Locations: 13
American Boat Brokers
# of Locations: 1
Central Marine
# of Locations: 3
Sundance Marine
# of Locations: 5
Sunrise Marine
# of Locations: 3
Texas Marine
# of Locations: 3
SMG Boats
# of Locations: 2
Legendary Marine
# of Locations: 5
Marina Mikes
# of Locations: 1
Ocean Blue Yacht Sales
# of Locations: 3
Caribee Boat Sales
# of Locations: 1
Denotes market in which ONEW is a leader in the market segment in which the Company participates

Note: Store count as of September 2019.

these estimates due to the completion of our financial closing procedures and final adjustments and other developments that may arise between now and the time our final financial statements are completed.

Additional Recent Events

On August 1, 2019, OneWater LLC acquired substantially all of the assets of Central Marine Service, Inc. and certain of its affiliates ("Central Marine"), a dealer group based in Florida with three stores engaged in selling new and pre-owned boats and providing parts and repair services, for total cash consideration of approximately $19.4 million.

On August 5, 2019, we, through certain of our subsidiaries, completed a sale-leaseback transaction (the "Sale-Leaseback Transaction") with affiliates of SunTrust Equity Funding, LLC ("SunTrust") with respect to four of our boat dealerships located throughout Florida and Georgia, for aggregate cash consideration of approximately $16.0 million.

Corporate Reorganization

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in One Water Assets & Operations, LLC ("Opco"), which in turn will own all of the outstanding equity interests in the subsidiaries through which we operate our assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC's business and will consolidate financial results of OneWater LLC, Opco and its subsidiaries.

In connection with the offering:

(a) One Legacy Owner holding a preferred distribution right of OneWater LLC will receive a distribution of additional common units of OneWater LLC in exchange for the surrender of the preferred right;

(b) OneWater LLC will provide the Legacy Owners the right to receive a tax distribution to cover taxable income arising as a result of OneWater LLC's operating income through the period ending on the date of the closing of this offering;

(c) OneWater LLC's limited liability company agreement will be amended and restated to, among other things, provide for a single class of common units representing ownership interests in OneWater LLC, which we refer to in this prospectus as "OneWater LLC Units"; OneWater Inc.'s certificate of incorporation and bylaws will be amended and restated; and all of the Legacy Owners' existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units;

(d) Goldman and Beekman will receive an aggregate of 1,201,969 OneWater LLC Units upon exercise of certain previously held warrants (the "LLC Warrants");

(e) Certain of the Legacy Owners will, directly or indirectly, contribute their OneWater LLC Units to OneWater Inc. (we refer to such Legacy Owners as the "Exchanging Owners") in exchange for shares of Class A common stock;

(f) OneWater Inc. will issue 3,000,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(g) Each Legacy Owner that will continue to own OneWater LLC units after this offering (which, along with any permitted transferees, as appropriate, we collectively refer to in this prospectus as the "OneWater Unit Holders") will receive a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;

(h) OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

(i) OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will use such cash, consisting of the net proceeds of the offering, cash on hand, and borrowings under the Term and Revolver Credit Facility (as defined below), to redeem all of the outstanding preferred units ("Opco Preferred Units") in Opco held by Goldman and Beekman for cash. Please see "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units" and "—OneWater LLC Warrants" for additional information.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate 41.5% interest in OneWater LLC (or 44.5% if the underwriters' option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate 58.5% interest in OneWater LLC (or 55.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal Stockholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholder generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. OneWater Inc. does not intend to list Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of OneWater LLC (the "OneWater LLC Agreement"), each OneWater Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. An independent committee of our board of directors will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of stock) to acquire the OneWater LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right (the "Call Right") to, for administrative convenience, acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to some or all of such unitholder's OneWater LLC Units. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—OneWater LLC Agreement." Certain Legacy Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions— Registration Rights Agreement."

OneWater Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of OneWater LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):


Exchanging Owners(2)
OneWater Unit Holders(1)
Investors in this offering
Class A Common Stock
5.4% Total Voting Power
13.0% Economic Interest
Class B Common Stock
58.5% Total Voting Power
• Voting Rights Only
Class A Common Stock
36.1% Total Voting Power
87.0% Economic Interest
OneWater LLC Units
58.5% Economic Interest
• Not publicly traded
• Exchangeable together with Class B common stock for Class A common stock on a 1:1 basis
OneWater Marine Inc. (OneWater Inc.)
Sole Managing Member
OneWater LLC Units
41.5% Economic Interest
One Water Marine Holdings, LLC (OneWater LLC)
One Water Assets & Operations LLC (Opco)
Operating Subsidiaries

(1) Consists of Legacy Owners that will continue to own OneWater LLC units.

(2) In connection with the Reorganization, the Exchanging Owners will directly or indirectly contribute all of their OneWater LLC Units to OneWater Inc. in exchange for shares of Class A Common Stock.

Our Legacy Owners

Upon completion of this offering, the Legacy Owners will initially own 448,813 shares of Class A common stock, representing approximately 5.4% of the voting power of the Company (or 5.1% if the underwriters exercise their option to purchase additional shares in full), and 4,865,235 shares of Class B common stock, representing approximately 58.5% of the voting power of the Company (or 55.5% if the underwriters exercise their option to purchase additional shares in full). For more information on our corporate reorganization and the ownership of our common stock by our principal stockholders, see "Corporate Reorganization."

Summary Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 22 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

- General economic conditions and consumer spending patterns can have a material adverse effect on our business, financial condition and results of operations.

- The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory, the ability and willingness of our customers to finance boat purchases and our ability to fund future acquisitions.

- Failure to implement strategies to enhance our performance could have a material adverse effect on our business and financial condition.

- Our success depends, in part, on our ability to continue to make successful acquisitions at attractive or fair prices and to integrate the operations of acquired dealer groups and each dealer group we acquire in the future.

- We are required to obtain the consent of our manufacturers prior to the acquisition of other dealer groups.

- Our failure to successfully order and manage our inventory to reflect consumer demand and to anticipate changing consumer preferences and buying trends could have a material adverse effect on our business, financial condition and results of operations.

- OneWater Inc. is a holding company. OneWater Inc.'s only material asset after completion of this offering will be its equity interest in OneWater LLC, and OneWater Inc. will accordingly be dependent upon distributions from OneWater LLC to pay taxes, make payments under the Tax Receivable Agreement and cover OneWater Inc.'s corporate and other overhead expenses.

- We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

- If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

- The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

- In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

See "Risk Factors" immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

The Offering

Issuer	OneWater Marine Inc.
Class A common stock offered by us	3,000,000 shares.
Option to purchase additional shares of Class A common stock	The underwriters have the option to purchase up to an aggregate of 450,000 additional shares of Class A common stock from us at the initial public offering price, less the underwriting discount and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately after completion of this offering	3,448,813 shares (or 3,898,813 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	4,865,235 shares, all of which will be owned by the OneWater Unit Holders. Class B shares do not have economic rights. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering	41.5% (or 44.5% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).
Voting power of Class B common stock after giving effect to this offering	58.5% (or 55.5% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $52.7 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable

by us (or approximately $61.1 million of net proceeds if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds, together with cash on hand and borrowings under the Term and Revolver Credit Facility (as defined herein), to redeem the Opco Preferred Units held by Goldman and Beekman. Please see "Use of Proceeds."

Conflicts of interest . . . . Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the redemption of the Opco Preferred Units. Accordingly, Goldman is deemed to have a "conflict of interest" within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA") and this offering will be conducted in accordance with Rule 5121. See "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Dividend policy . . . . We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

Redemption rights of OneWater Unit Holders . . . . Under the OneWater LLC Agreement, each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right, pursuant to the Call Right, to acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.),

	to exercise its Redemption Right with respect to some or all of such unitholder's OneWater LLC Units. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—OneWater LLC Agreement."
Tax Receivable Agreement	In connection with the closing of this offering, OneWater Inc. will enter into a Tax Receivable Agreement with certain of the OneWater Unit Holders which will generally provide for the payment by OneWater Inc. to each such OneWater Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain tax basis increases, and certain tax benefits attributable to imputed interest. OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings. See "Risk Factors—Risks Related to this Offering and Our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."
Listing symbol	We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol "ONEW."
Risk factors	You should carefully read and consider the information beginning on page 22 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.
Directed share program	The underwriters have reserved for sale at the initial public offering price up to 10.0% of the shares of Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, certain of our manufacturers, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Please see "Underwriting (Conflicts of Interest)."

Summary Historical and Pro Forma Consolidated Financial and Operating Data

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results. The following table presents the summary historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of and for the years ended September 30, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The summary historical financial data as of June 30, 2019 and for the nine months ended June 30, 2019 and 2018 was derived from the unaudited historical financial statements included elsewhere in this prospectus. Our summary historical financial data as of June 30, 2018 was derived from our unaudited historical financial statements not included in this prospectus. The unaudited historical financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

The summary unaudited pro forma consolidated statement of operations data for the year ended September 30, 2018 and the nine months ended June 30, 2019 present our consolidated results of operations after giving effect to (i) the Reorganization, including this offering, as described under "Corporate Reorganization," as if such transactions occurred on October 1, 2017, (ii) the use of the estimated net proceeds to us from this offering, as described under "Use of Proceeds" and (iii) a provision for corporate income taxes on the income attributable to OneWater Inc. at an effective rate of 24.7% for each of the nine months ended June 30, 2019 and the fiscal year ended September 30, 2018, inclusive of all U.S. federal, state and local income taxes (collectively, the "pro forma adjustments"). The unaudited pro forma consolidated balance sheet as of June 30, 2019 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on June 30, 2019. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect their impact, on a pro forma basis, on the historical financial information of OneWater LLC. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of OneWater Inc. that would have occurred had OneWater Inc. been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the described transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

	Historical OneWater LLC				Pro Forma OneWater Inc.[1]	
	Nine Months Ended June 30,		Years Ended September 30,		Nine Months Ended June 30, 2019	Year Ended September 30, 2018
	2019	2018	2018	2017		
	(in thousands, except share, per share and store amounts)					
	(unaudited)				(unaudited)	
Consolidated Statement of Operations Data:						
Revenue	$561,648	$445,470	$602,805	$391,483	$561,648	$602,805
Costs of sales	435,873	345,387	465,151	305,782	435,873	465,151
Selling, general and administrative	83,889	65,280	91,297	65,351	83,889	91,297
Depreciation and amortization	1,884	1,112	1,685	1,055	1,884	1,685
Gain on settlement of contingent consideration	(1,674)	—	—	—	(1,674)	—
Operating income (loss)	41,676	33,691	44,672	19,294	41,676	44,672

	Historical OneWater LLC				Pro Forma OneWater Inc.[1]	
	Nine Months Ended June 30,		Years Ended September 30,		Nine Months Ended	Year Ended September 30,
	2019	2018	2018	2017	June 30, 2019	2018
	(in thousands, except share, per share and store amounts)					
	(unaudited)				(unaudited)	
Other (income) expense						
Interest expense – floor plan	6,730	3,813	5,534	2,686	6,730	5,534
Interest expense – other	4,391	2,743	3,836	2,266	6,413	6,532
Transaction costs[2]	1,161	217	438	327	1,161	438
Change in fair value of warrants	(2,773)	26,958	33,187	18,057	—	—
Other (income) expense[3]	(73)	(3)	(269)	217	(73)	(269)
Pretax income (loss)	32,240	(37)	1,946	(4,258)	27,445	32,437
Pro forma income taxes	—	—	—	—	5,831	6,923
Net income (loss).	$ 32,240	$ (37)	$ 1,946	$ (4,258)	$ 21,614	$ 25,514
Less: Net income attributable to non-controlling interest	1,317	646	830	13	12,648	14,931
Net income (loss) attributable to OneWater LLC and OneWater Inc.	$ 30,923	$ (683)	$ 1,116	$ (4,272)	$ 8,966	$ 10,583
Pro Forma Per Share Data[4]						
Pro forma net income (loss) per share						
Basic					$ 2.60	$ 3.07
Diluted					$ 2.60	$ 3.07
Pro forma weighted average shares outstanding						
Basic					3,448,813	3,448,813
Diluted					3,448,813	3,448,813
Consolidated Statement of Cash Flows Data:						
Cash flows provided by (used in) operating activities	$ (23,974)	$ (1,416)	$ (4,654)	$ 6,514		
Cash flows provided by (used in) investing activities	(7,988)	(18,430)	(23,920)	(23,304)		
Cash flows provided by financing activities	41,690	29,613	34,257	16,993		
Other Financial Data:						
Capital expenditures[5]	$ 5,913	$ 4,645	$ 10,135	$ 4,112		
Adjusted EBITDA[6]	$ 35,156	$ 30,990	$ 40,823	$ 17,664		
Number of stores	60	53	53	45		
Same-store sales growth	9.5%	24.1%	22.2%			
Consolidated Balance Sheet Data (at end of period):						
Total assets.	$514,031	$364,858	$375,360	$258,347	$ 514,568	
Long-term debt (including current portion).	74,824	40,759	41,845	27,285	106,354	
Total liabilities	393,072	263,724	274,339	158,578	375,152	
Redeemable preferred equity interest.	84,230	79,282	79,965	71,695	—	
Total members' equity/stockholders' equity	36,729	21,851	21,056	28,074	139,416	

(1) Pro forma figures give effect to the transactions, including this offering, described under "Unaudited Pro Forma Consolidated Financial Information." Please see "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2) Consists of transaction costs related to the acquisitions made in the corresponding period.

(3) Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.

(4) Pro forma net income (loss), Pro forma net income (loss) per share and Pro forma weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization" and this offering. The pro forma data also excludes (i) the redeemable preferred equity interest of $8.3 million and $6.7 million and the change in fair value of warrant liability of $33.2 million and $18.1 million for the fiscal years ended September 30, 2018 and 2017, respectively, and (ii) the redeemable preferred equity interest of $4.5 million and $4.0 million and the change in fair value of warrant liability of $(2.8) million and $27.0 million for the nine months ended June 30, 2019 and 2018, respectively, as we expect to redeem the Opco Preferred Units and as the holders of the LLC Warrants will exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $5.8 million and $6.9 million for the nine months ended June 30,

2019 and the fiscal year ended September 30, 2018, respectively, associated with the income tax effects of the Reorganization described under "—Corporate Reorganization." OneWater Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, OneWater LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(5) Includes (i) $6.9 million for growth capital expenditures and $3.2 million for maintenance capital expenditures for fiscal year 2018, compared to $1.5 million and $2.6 million, respectively, for fiscal year 2017 and (ii) $1.9 million for growth capital expenditures and $4.0 million for maintenance capital expenditures for the nine months ended June 30, 2019, compared to $3.2 million and $1.4 million, respectively, for the nine months ended June 30, 2018.

(6) Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please see "—Non-GAAP Financial Measure" below.

Non-GAAP Financial Measure

Adjusted EBITDA

Adjusted EBITDA is not a measure of net income as determined by GAAP. Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as net income (loss) before interest expense – other, income taxes, depreciation and amortization and other (income) expense, further adjusted to eliminate the effects of items such as the change in the fair value of warrants and transaction costs.

Our board of directors, management team and lenders use Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items (such as the fair value adjustment of the warrants and transaction costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in revenue, same-store sales or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our Class A common stock;

- sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- the publication of boating industry sales data or new boat registration data;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and materially harm our business, operating results and financial condition.

The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately 63.9% of our voting stock (or approximately 60.6% if the underwriters' option to purchase additional shares is exercised in full). As a result, the Legacy Owners may be able to influence matters requiring stockholder approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Legacy Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Legacy Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration the Legacy Owners tax or other considerations which may differ from the considerations of us or our other stockholders. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

- subject to the rights of the holders of shares of any series of our preferred stock, requiring the affirmative vote of the holders of at least 66 2⁄3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for "cause";

- prohibiting cumulative voting in the election of directors;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement."

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described herein. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $22.92 per share.

Based on the initial public offering price of $20.00 per share (the mid-point of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $22.92 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of June 30, 2019 after giving effect to this offering would be $(2.92) per share. If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would equal $23.95 or $24.62, respectively. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our Credit Facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, the Credit Facilities place certain restrictions on our ability to pay cash dividends. Any future credit agreements or financing arrangements may also contain restrictions on our ability to pay cash dividends. Consequently, your only opportunity, while such dividend restrictions remain in place, to achieve a return on your investment in us may be to sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have 3,448,813 outstanding shares of Class A common stock (or 3,898,813 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised in full). This number includes 3,000,000 shares that we are selling in this offering and 450,000 shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, the Legacy Owners will own 448,813 shares of our Class A common stock and 4,865,235 shares of our Class B common stock, or approximately 60.6% of our total voting stock outstanding. Certain OneWater Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their OneWater LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 831,405 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors that will own equity in us following the completion of this offering, all of our executive officers and substantially all of the Legacy Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting (Conflicts of Interest)" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

under the OneWater LLC Agreement of the corresponding OneWater LLC Units or, subject to OneWater Inc.'s consent (not to be unreasonably withheld, conditioned, or delayed), after the corresponding OneWater LLC Units have been acquired pursuant to the Redemption Right or Call Right. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at OneWater Inc.'s election or as a result of OneWater Inc.'s breach), OneWater Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR plus 100 basis points) and such early termination payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that OneWater Inc. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any OneWater LLC Units (other than those held by OneWater Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early (at OneWater Inc.'s election or as a result of OneWater Inc.'s breach), OneWater Inc.'s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated early termination payment would, in the aggregate, be approximately $24.1 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $32.1 million calculated based on certain assumptions, including but not limited to a $20.00 per share offering price to the public (the mid-point of the range set forth on the cover of this prospectus), a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that OneWater Inc. will have sufficient taxable income to utilize such estimated tax benefits). The foregoing number is merely an estimate and the actual payment could differ materially. In the event that OneWater Inc.'s obligation to make payments under the Tax Receivable Agreement is accelerated as a result of a change of control, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, OneWater Inc. may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We do not currently expect to cause an acceleration due to OneWater Inc.'s breach, and we do not currently expect that OneWater Inc. would elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that OneWater Inc. will be able to meet its obligations under the Tax Receivable Agreement.

Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In the event that OneWater Inc.'s payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of OneWater Inc.'s Class A common stock could be substantially reduced.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), OneWater Inc. would be obligated to make an immediate payment, and such payment may be significantly in advance of,

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $52.7 million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $7.3 million, in the aggregate (based on the mid-point of the range set forth on the cover of this prospectus). If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we expect to receive approximately $61.1 million of net proceeds.

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds, together with cash on hand and borrowings under the Term and Revolver Credit Facility, to redeem the Opco Preferred Units held by Goldman and Beekman.

The Opco Preferred Units incur (i) a "preferred return" at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the "unreturned preferred amount"), plus (b) any unpaid preferred returns for prior periods, and (ii) a "preferred target distribution" at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for the calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder. As of June 30, 2019 and September 1, 2019, the redemption amount of the Opco Preferred Units held by Goldman and Beekman in the aggregate was $84.2 million and $85.7 million, respectively.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $2.8 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same. An increase or decrease of one million shares offered by us at an assumed offering price of $20.00 per share would cause the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $18.6 million.

If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC intends to use the additional net proceeds to redeem additional Opco Preferred Units and for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to OneWater LLC and OneWater LLC would reduce by a corresponding amount the net proceeds directed to redeem the Opco Preferred Units. Any reduction in net proceeds may cause us to need to borrow additional funds under our Credit Facilities to redeem the Opco Preferred Units and to fund our operations, which would increase our interest expense and decrease our net income.

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the redemption of the Opco Preferred Units. As a result, Goldman will receive approximately $34.9 million of the net proceeds of this offering and will be deemed to have a "conflict of interest" with us within the meaning of Rule 5121 of FINRA. See "Underwriting (Conflicts of Interest)—Conflicts of Interest."

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019:

- of OneWater LLC and its subsidiaries on an actual basis; and

- of OneWater Inc. on a pro forma basis after giving effect to (i) the transactions described under "Unaudited Pro Forma Consolidated Financial Information," (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $20.00 per share (the mid-point of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds," and (iv) the redemption of the outstanding Opco Preferred Units remaining after application of net proceeds with cash on hand and borrowings under the Term and Revolver Credit Facility.

You should read the following table in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," "Use of Proceeds" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2019	
	OneWater LLC Actual[1]	OneWater Inc. Pro Forma[2]
	(in thousands, except share counts and par value)	
Cash and cash equivalents	$ 25,074	$ 25,074
Long-term debt:		
GS/BIP Credit Facility and Term and Revolver Credit Facility	$ 58,000	$ 89,530
Acquisition notes payable[3]	15,528	15,528
Commercial vehicles notes payable[4]	2,395	2,395
Total long-term debt	$ 75,923	$107,453
Less unamortized portion of debt issuance costs	$ 1,099	$ 1,099
Total debt	$ 74,824	$106,354
Other Liabilities		
LLC warrants[5]	$ 49,450	—
Redeemable preferred interest in subsidiary	84,230	—
Member/Stockholders' equity:		
Members' equity	$ 30,819	$ —
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 40,000,000 shares authorized, 3,448,813 shares issued and outstanding (pro forma)	—	34
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 10,000,000 shares authorized, 4,865,235 shares issued and outstanding (pro forma)	—	49
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 1,000,000 shares authorized, no shares issued and outstanding (pro forma)	—	—
Additional paid-in capital	—	57,749
Retained earnings	—	—
Non-controlling interests[6]	5,911	81,584
Total member/stockholders' equity	$ 36,730	$139,416
Total capitalization	$245,234	$245,760

(1) OneWater Inc. was incorporated on April 3, 2019. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities and expenses of our accounting predecessor, OneWater LLC.

(2) A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would increase or decrease total equity and total capitalization by approximately $2.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of one million shares offered by us at an assumed offering price of $20.00 per share would increase or decrease total equity and total capitalization by approximately $18.6 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) In connection with certain of our acquisitions of dealer groups, we have entered into notes payable with the acquired entities to finance these acquisitions. As of June 30, 2019, our indebtedness associated with our 11 acquisition notes payable totaled an aggregate of $15.5 million with a weighted average interest rate of 5.6% per annum. As of June 30, 2019, the principal amount outstanding under these acquisition notes payable ranged from $0.5 million to $3.1 million, and the maturity dates ranged from August 1, 2019 to February 1, 2022.

(4) We have entered into multiple notes payable with various commercial lenders in connection with our acquisition of certain vehicles utilized in our retail operations. Such notes bear interest ranging from 1.0% to 6.5% per annum, require monthly payments of approximately $45,000 and mature on dates between March 2020 to July 2024. As of June 30, 2019, we had $2.4 million outstanding under the commercial vehicles notes payable.

(5) Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(6) On a pro forma basis, includes the membership interests not owned by us, which represents 58.5% of OneWater LLC's outstanding common units. The OneWater Unit Holders will hold the 58.5% non-controlling interest in OneWater LLC. OneWater Inc. will hold 41.5% of the economic interests in OneWater LLC and the OneWater Unit Holders will hold 58.5% of the economic interests in OneWater LLC.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of June 30, 2019, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $7.2 million, or $1.36 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $52.7 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in "Use of Proceeds"), our adjusted pro forma net tangible book value as of June 30, 2019 would have been approximately $(24.3) million, or $(2.92) per share. This represents an immediate decrease in the net tangible book value of $4.28 per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $22.92 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the OneWater LLC Units have been exchanged for Class A common stock):

Assumed initial public offering price per share		$20.00
Pro forma net tangible book value per share as of June 30, 2019 (before this offering and after giving effect to our corporate reorganization)	$1.36	
Less a decrease per share attributable to new investors in this offering	4.28	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		(2.92)
Dilution in pro forma reduced net tangible book value per share to new investors in this offering[1]		$22.92

---

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $23.95 or $24.62, respectively.

The following table summarizes, on an adjusted pro forma basis as of June 30, 2019, the total number of shares of Class A common stock owned by the Legacy Owners (assuming that 100% of the OneWater LLC Units held by the Legacy Owners have been exchanged for Class A common stock (and the corresponding shares of Class B common stock have been cancelled)) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $27.78, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Legacy Owners	5,314,048	63.9%	$170,946	74.0%	$32.17
New investors in this offering	3,000,000	36.1%	$ 60,000	26.0%	$20.00
Total	8,314,048	100.0%	$230,946	100.0%	$27.78

The data in the table excludes 831,405 shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $2.8 million, assuming the number of shares of Class A common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to 3,450,000, or approximately 88.5% of the total number of shares of Class A common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results. The following table presents the selected historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with "Use of Proceeds," "Summary Historical and Pro Forma Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of and for the fiscal years ended September 30, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The selected historical financial data as of June 30, 2019 and for the nine months ended June 30, 2019 and 2018 was derived from the unaudited historical financial statements included elsewhere in this prospectus. Our selected historical financial data as of June 30, 2018 was derived from our unaudited historical financial statements not included in this prospectus. The unaudited historical financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

	Nine Months Ended June 30,		Years Ended September 30,	
	2019	2018	2018	2017
	(in thousands, except share, per share and store amounts)			
	(unaudited)			
Consolidated Statement of Operations Data:				
Revenue	$ 561,648	$445,470	$ 602,805	$391,483
Costs of sales	435,873	345,387	465,151	305,782
Selling, general and administrative	83,889	65,280	91,297	65,351
Depreciation and amortization	1,884	1,112	1,685	1,055
Gain on settlement of contingent consideration	(1,674)	—	—	—
Operating income (loss)	41,676	33,691	44,672	19,294
Other (income) expense				
Interest expense – floor plan	6,730	3,813	5,534	2,686
Interest expense – other	4,391	2,743	3,836	2,266
Transaction costs[1]	1,161	217	438	327
Change in fair value of warrants	(2,773)	26,958	33,187	18,057
Other (income) expense[2]	(73)	(3)	(269)	217
Net income (loss)	$ 32,240	$ (37)	$ 1,946	$ (4,258)
Less: Net income attributable to non-controlling interest	1,317	646	830	13
Net income (loss) attributable to OneWater LLC	$ 30,923	$ (683)	$ 1,116	$ (4,272)
Pro Forma Per Share Data[3]				
Pro forma net income (loss)	$ 8,966		$ 10,583	
Pro forma net income (loss) per share				
Basic	$ 2.60		$ 3.07	
Diluted	$ 2.60		$ 3.07	
Pro forma weighted average shares outstanding				
Basic	3,448,813		3,448,813	
Diluted	3,448,813		3,448,813	
Consolidated Statement of Cash Flows Data:				
Cash flows provided by (used in) operating activities	$ (23,974)	$ (1,416)	$ (4,654)	$ 6,514
Cash flows provided by (used in) investing activities	(7,988)	(18,430)	(23,920)	(23,304)
Cash flows provided by financing activities	41,690	29,613	34,257	16,993

	Nine Months Ended June 30,		Years Ended September 30,	
	2019	2018	2018	2017
	(in thousands, except share, per share and store amounts) (unaudited)			
Other Financial Data:				
Capital expenditures[4]	$ 5,913	$ 4,645	$ 10,135	$ 4,112
Adjusted EBITDA[5]	$ 35,156	$ 30,990	$ 40,823	$ 17,664
Number of stores	60	53	53	45
Same-store sales growth	9.5%	24.1%	22.2%	
Consolidated Balance Sheet Data (at end of period):				
Total assets	$514,031	$364,858	$375,360	$258,347
Long-term debt (including current portion)	74,824	40,759	41,845	27,285
Total liabilities	393,072	263,724	274,339	158,578
Redeemable preferred equity interest	84,230	79,282	79,965	71,695
Total members' equity	36,729	21,851	21,056	28,074

_____

(1) Consists of transaction costs related to the acquisitions made in the corresponding period.

(2) Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.

(3) Pro forma net income (loss), Pro forma net income (loss) per share and Pro forma weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "Corporate Reorganization" and this offering. The pro forma data also excludes (i) the redeemable preferred equity interest of $8.3 million and $6.7 million and the change in fair value of warrant liability of $33.2 million and $18.1 million for the fiscal years ended September 30, 2018 and 2017, respectively, and (ii) the redeemable preferred equity interest of $4.5 million and $4.0 million and the change in fair value of warrant liability of $(2.8) million and $27.0 million for the nine months ended June 30, 2019 and 2018, respectively, as we expect to redeem the Opco Preferred Units and as the holders of the LLC Warrants will exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $5.8 million and $6.9 million for the nine months ended June 30, 2019 and the fiscal year ended September 30, 2018, respectively, associated with the income tax effects of the Reorganization described under "Corporate Reorganization." OneWater Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, OneWater LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(4) Includes (i) $6.9 million for growth capital expenditures and $3.2 million for maintenance capital expenditures for fiscal year 2018, compared to $1.5 million and $2.6 million, respectively, for fiscal year 2017 and (ii) $1.9 million for growth capital expenditures and $4.0 million for maintenance capital expenditures for the nine months ended June 30, 2019, compared to $3.2 million and $1.4 million, respectively, for the nine months ended June 30, 2018.

(5) Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Prospectus Summary—Non-GAAP Financial Measure."

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statements of operations for the year ended September 30, 2018 and the nine months ended June 30, 2019 present our consolidated results of operations after giving effect to (i) the Reorganization, including this offering, as described under "Corporate Reorganization," as if such transactions occurred on October 1, 2017, (ii) the use of the estimated net proceeds to us from this offering, as described under "Use of Proceeds," (iii) the repayment of the Opco Preferred Units remaining after application of net proceeds with cash on hand and borrowings under the Term and Revolver Credit Facility, and (iv) a provision for corporate income taxes on the income attributable to OneWater Inc. at an effective rate of 24.7% for each of the nine months ended June 30, 2019 and the fiscal year ended September 30, 2018, inclusive of all U.S. federal, state and local income taxes (collectively, the "pro forma adjustments"). The unaudited pro forma consolidated balance sheet as of June 30, 2019 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on June 30, 2019.

We have derived the unaudited pro forma consolidated financial information for the year ended September 30, 2018 from the audited historical financial statements of OneWater LLC and its subsidiaries included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated financial information as of and for the nine months ended June 30, 2019 from the unaudited historical financial statements of OneWater LLC and its subsidiaries included elsewhere in this prospectus. The unaudited pro forma financial information should be read in conjunction with the historical financial statements.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions described herein and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, costs associated with hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma consolidated financial information and related notes are presented for illustrative purposes only. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the described transactions, including this offering. The historical financial information has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and, in the case of the statements of operations, are expected to have a continuing impact on our operating results. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the described transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. In addition, future results may vary significantly from the results reflected in the unaudited pro forma consolidated financial statements and should not be relied on as an indication of our results after the consummation of this offering and other transactions contemplated herein. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Basis of Presentation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share and per share amounts)		
Assets					
Current assets:					
Cash	$ 25,074	$ —	$ 25,074	$ —[7]	$ 25,074
Restricted cash	1,360		1,360	—	1,360
Accounts receivable	31,064	—	31,064	—	31,064
Inventories	259,253	—	259,253	—	259,253
Prepaid expenses and other current assets	2,658	—	2,658	—	2,658
Total current assets	319,409	—	319,409	—	319,409
Property and equipment, net of accumulated depreciation of $4,795 in 2019	30,575	—	30,575	—	30,575
Other assets					
Deposits	337	—	337	—	337
Deferred tax asset	—	536[1]	536	—	536
Identifiable intangible assets	57,584	—	57,584	—	57,584
Goodwill	106,127	—	106,127	—	106,127
Total other assets	164,048	536	164,584	—	164,584
Total assets	$514,032	$ 536	$514,568	$ —	$514,568
Liabilities and Members' Equity/Stockholders' Equity					
Current liabilities:					
Accounts payable	$ 11,333	$ —	$ 11,333	$ —	$ 11,333
Other payables and accrued expenses	17,287	—	17,287	—	17,287
Customer deposits	5,168	—	5,168	—	5,168
Notes payable - floor plan	235,010	—	235,010	—	235,010
Current portion of long-term debt	5,479	—	5,479	—	5,479
Total current liabilities	274,277	—	274,277	—	274,277
Long-term Liabilities					
Other long-term liabilities	—	—	—	—	—
Warrant liability	49,450	(49,450)[2]	—	—	—
Long-term debt, net of current portion and unamortized debt issuance costs	69,345	—	69,345	31,530[7]	100,875
Total liabilities	393,072	(49,450)	343,622	31,530	375,152
Redeemable Preferred interest in subsidiary	84,230	—	84,230	(84,230)[7]	—
Members' Equity/Stockholders' Equity:					
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 40,000,000 shares authorized, 3,448,813 shares issued and outstanding (pro forma)	—	4[5]	4	30[7]	34
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 10,000,000 shares authorized, 4,865,235 shares issued and outstanding (pro forma)	—	49[4]	49	—	49
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 1,000,000 shares authorized, no shares issued and outstanding (pro forma)	—	—	—	—	—
Additional paid-in capital	—	35,918[5][6]	35,918	21,831[6][7]	57,749
Retained earnings	—	—	—	—	—
Members' Equity/Stockholders' Equity attributable to One Water Marine Holdings, LLC	30,819	(30,819)[1][5][6]	—	—	—
Equity attributable to non-controlling interests	5,911	44,840[3][6]	50,751	30,843[6]	81,584
Total liabilities and Members' Equity/Stockholders' Equity	$514,032	$ 536	$514,568	$ —	$514,568

See accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(1) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the corresponding pro forma adjustment establishes deferred tax assets, which will be netted with deferred tax liabilities, reflecting the tax status of OneWater Inc. subsequent to this offering.

(2) Reflects the elimination of the warrant liability for the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(3) Represents the exchange of minority interest shares held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(4) Reflects the issuance to each of the Legacy Owners a number of shares of OneWater Inc. Class B common stock equal to the number of units held by them.

(5) Represents the exchange of certain Legacy Owners' interests in OneWater LLC for shares of OneWater Inc. upon the completion of the Corporate Reorganization.

(6) Represents the reclassification of members' equity in OneWater LLC and the establishment of non-controlling interests in OneWater Inc. upon completion of the Corporate Reorganization and this offering.

(7) Represents the following adjustments to OneWater Inc.'s equity as a result of this offering:

   a. Receipt of the offering gross proceeds of $60.0 million;

   b. Payment of $84.2 million, consisting of the offering net proceeds and $31.5 million of borrowings under the Term and Revolver Credit Facility, to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman; and

   c. Payment of approximately $7.3 million of underwriting discounts and commissions and estimated offering expenses.

See accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Operations
For the Nine Months Ended June 30, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share and per share amounts)		
Revenues					
New boat sales	$375,160	$ —	$375,160	$ —	$ 375,160
Pre-owned boat sales	122,043	—	122,043	—	122,043
Finance and insurance income	18,526	—	18,526	—	18,526
Service, parts and other sales	45,919	—	45,919	—	45,919
Total revenues	561,648	—	561,648	—	561,648
Cost of Sales (exclusive of depreciation and amortization shown separately below)					
New boat sales	308,330	—	308,330	—	308,330
Pre-owned boat sales	102,196	—	102,196	—	102,196
Service, parts and other sales	25,347	—	25,347	—	25,347
Total cost of sales	435,873	—	435,873	—	435,873
Selling, general and administrative expenses	83,889	—	83,889	—	83,889
Depreciation and amortization	1,884	—	1,884	—	1,884
Gain on settlement of contingent consideration	(1,674)	—	(1,674)	—	(1,674)
Income from operations	41,676	—	41,676	—	41,676
Other (income) expense					
Interest expense - floor plan	6,730	—	6,730	—	6,730
Interest expense - other	4,391	—	4,391	2,022[7]	6,413
Transaction costs	1,161	—	1,161		1,161
Change in fair value of warrant liability	(2,773)	2,773[1]	—	—	—
Other (income) expense	(73)	—	(73)	—	(73)
Total other expense	9,436	2,773	12,209	2,022	14,231
Income before income tax expense	32,240	(2,773)	29,467	(2,022)	27,445
Income tax expense	—	3,019[2]	3,019	2,812[2]	5,831
Net income (loss)	32,240	(5,792)	26,448	(4,834)	21,614
Less: Net income attributable to non-controlling interest	1,317	14,160[3][5]	15,477	(2,829)[5]	12,648
Net income (loss) attributable to One Water Marine Holdings, LLC and OneWater Marine Inc.	$ 30,923	$(19,952)	$ 10,971	$ (2,005)	$ 8,966
Pro forma weighted average shares of Class A common stock outstanding[6]:					
Basic					3,448,813
Diluted					3,448,813
Pro forma income (loss) per Class A common stock per share:[8]					
Basic					$ 2.60
Diluted					$ 2.60

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended September 30, 2018

	OneWater LLC Historical (Restated)	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share and per share amounts)		
Revenues					
New boat sales	$398,586	$ —	$398,586	$ —	$ 398,586
Pre-owned boat sales	140,931	—	140,931	—	140,931
Finance and insurance income	16,623	—	16,623	—	16,623
Service, parts and other sales	46,665	—	46,665	—	46,665
Total revenues	602,805	—	602,805	—	602,805
Cost of Sales (exclusive of depreciation and amortization shown separately below)					
New boat sales	322,126	—	322,126	—	322,126
Pre-owned boat sales	116,457	—	116,457	—	116,457
Service, parts and other sales	26,568	—	26,568	—	26,568
Total cost of sales	465,151	—	465,151	—	465,151
Selling, general and administrative expenses	91,297	—	91,297	—	91,297
Depreciation and amortization	1,685	—	1,685	—	1,685
Income from operations	44,672	—	44,672	—	44,672
Other (income) expense					
Interest expense - floor plan	5,534	—	5,534	—	5,534
Interest expense - other	3,836	—	3,836	2,696[7]	6,532
Transaction costs	438	—	438	—	438
Change in fair value of warrant liability	33,187	(33,187)[1]	—	—	—
Other (income) expense	(269)	—	(269)	—	(269)
Total other expense	42,726	(33,187)	9,539	2,696	12,235
Income before income tax expense	1,946	33,187	35,133	(2,696)	32,437
Income tax expense		3,600[2]	3,600	3,323[2]	6,923
Net income (loss)	1,946	29,587	31,533	(6,019)	25,514
Less: Net income attributable to non-controlling interest	830	17,623[3][5]	18,453	(3,522)[5]	14,931
Net income (loss) attributable to One Water Marine Holdings, LLC and OneWater Marine Inc.	1,116	11,964	13,080	(2,497)	10,583
Redeemable Preferred interest, dividends and accretion	8,270	(8,270)[4]	—	—	—
OneWater LLC preferred distribution	225	(225)[4]	—	—	—
Net loss attributable to common interest holders	$ (7,379)	$ 20,459	$ 13,080	$(2,497)	$ 10,583
Pro forma weighted average shares of Class A common stock outstanding[6]:					
Basic					3,448,813
Diluted					3,448,813
Pro forma income (loss) per Class A common stock per share[8]:					
Basic					$ 3.07
Diluted					$ 3.07

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1) Reflects the elimination of the charge against income related to the fair value adjustment of the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(2) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the Pro Forma Consolidated Statements of Operations reflect adjustments to our provision for corporate income taxes to reflect an effective tax rate of 24.7% for each of the nine months ended June 30, 2019 and the year ended September 30, 2018, which include a provision for U.S. federal income taxes and use our estimates of the weighted average statutory rates apportioned to each state and local jurisdiction.

(3) Represents the exchange of minority interests held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(4) Reflects the elimination of the charge against net income (loss) attributable to One Water Marine Holdings, LLC related to (i) the redeemable preferred interest, dividends and accretion and (ii) the OneWater LLC preferred distribution, as future charges related to these items will be eliminated with the repayment of the Opco Preferred Units and the OneWater LLC preferred distribution in connection with this offering.

(5) OneWater Inc. will be the managing member of OneWater LLC following the Corporate Reorganization. Following this offering, OneWater Inc. will initially own 41.5% of the economic interest in OneWater LLC, but will control the management of OneWater LLC. The OneWater Unit Holders will own the remaining 58.5% of the economic interest in OneWater LLC, which will be accounted for as a non-controlling interest in the future consolidated financial results of OneWater Inc. These amounts have been determined based on the assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 55.5%.

(6) The shares of Class B common stock of OneWater Inc. do not share in OneWater Inc. earnings and are, therefore, not allocated any net income attributable to the controlling and non-controlling interests. As a result, the shares of Class B common stock are not considered participating securities and are, therefore, not included in the weighted average shares outstanding for purposes of computing net income available per share.

(7) Reflects the change in interest expense due to the refinancing of the GS/BIP Credit Facility in conjunction with this offering.

(8) For purposes of applying the as-if converted method for calculating diluted earnings per share, we assume that all OneWater LLC units are exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of OneWater LLC units (and cancellation of Class B common stock) for Class A common stock and, accordingly, the effect of such exchange has been included for calculating diluted pro forma net income available to Class A common stock per share. Giving effect to (i) the exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock and (ii) the vesting of all unvested OneWater LLC stock based compensation awards, diluted pro forma net income per share available to Class A common stock would be computed as follows:

	Year ended September 30, 2018	Nine months ended June 30, 2019
	(in thousands except share and per share amounts)	
Pro forma income before income taxes	$ 32,437	$ 27,445
Adjusted pro forma income taxes[a]	8,012	6,779
Adjusted pro forma net income to OneWater Inc. stockholders[b]	24,425	20,666
Weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of class A common stock)[c]	8,314,048	8,314,048
Pro forma diluted net income available to Class A common stock per share	$ 2.94	$ 2.49

a) Represents the implied provision for income taxes assuming the exchange of all OneWater LLC units for shares of Class A common stock of OneWater Inc. using the same method applied in calculating the pro forma tax provision.

b) Assumes elimination of non-controlling interest due to the assumed exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock of OneWater Inc. as of the beginning of the period presented.

c) The common unit equivalents have been converted based on the treasury stock method in order to give effect to the common unit equivalents in the diluted weighted average share calculation.

Year Ended September 30, 2018, Compared to Year Ended September 30, 2017

Description	Years Ended September 30,		
	2018	2017	Change
	($ in thousands)		
Net income (loss)	$ 1,946	$ (4,258)	$ 6,205
Interest expense – other	3,836	2,266	1,570
Income taxes	—	—	—
Depreciation and amortization	1,685	1,055	630
Change in fair value of warrant[1]	33,187	18,057	15,130
Transaction costs[2]	438	327	110
Other (income) expense[3]	(269)	217	485
Adjusted EBITDA	$40,823	$17,664	$23,159

_____

(1) Represents the non-cash expense recognized during the period for the change in the fair value of the LLC Warrants held by Goldman and Beekman, which are accounted for as liabilities on our balance sheet.

(2) Consists of transaction costs related to the 2018 Acquisitions and 2017 Acquisitions.

(3) Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during fiscal 2018.

Adjusted EBITDA was $40.8 million for the fiscal year ended September 30, 2018 compared to $17.7 million for the fiscal year ended September 30, 2017. The increase in Adjusted EBITDA resulted from our 22.2% same-store sales growth for the fiscal year ended September 30, 2018 and the effects of our 2018 Acquisitions and the inclusion of a full year of financial results attributable to the 2017 Acquisitions. Additionally, Adjusted EBITDA was also positively impacted by improvements in our gross profit as a percentage of revenue and a reduction in our SG&A expenses as a percentage of revenue.

Seasonality

Our business, along with the entire recreational boating industry, is highly seasonal, and such seasonality varies by geographic market. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related floor plan borrowings, in the quarterly periods ending December 31 and March 31. Revenue generated from our stores in Florida serves to offset generally lower winter revenue in our other states and enables us to maintain a more consistent revenue stream. The onset of the public boat and recreation shows in January stimulates boat sales and typically allows us to reduce our inventory levels and related floor plan borrowings throughout the remainder of the fiscal year. The impact of seasonality on our results of operations could be materially impacted based on the location of our acquisitions. For example, our operations could be substantially more seasonal if we acquire dealer groups that operate in colder regions of the United States. Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, prolonged winter conditions, reduced rainfall levels or excessive rain, may limit access to boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products and services. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as has been the case when Florida and other markets were affected by hurricanes. We believe our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area. For more information, see "Risk Factors—Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets" and "Business—Seasonality."

Liquidity and Capital Resources

Overview

Upon completion of this offering, we will be a holding company with no operations and will be the sole managing member of OneWater LLC. Upon completion of this offering and the application of proceeds therefrom, our principal asset will consist of common units of OneWater LLC. Our earnings and cash flows and ability to meet our obligations under the Term and Revolver Credit Facility, which we expect to enter into concurrent with this offering, and any other debt obligations will depend on the cash flows resulting from the operations of our operating subsidiaries, and the payment of distributions by such subsidiaries. Our existing GS/BIP Credit Facility and our existing Inventory Financing Facility (described below) contain certain restrictions on distributions or transfers from our operating subsidiaries to their members or unitholders, as applicable, as described in the summaries below under "—Debt Agreements—GS/BIP Credit Facility " and "—Inventory Financing Facility". We expect restrictions on dividends and distributions contained in the Term and Revolver Credit Facility to be substantially similar to those currently contained in the GS/BIP Credit Facility. Accordingly, the operating results of our subsidiaries may not be sufficient for them to make distributions to us. As a result, our ability to make payments under the Term and Revolver Credit Facility and any other debt obligations or to declare dividends could be limited.

Our cash needs are primarily for growth through acquisitions and working capital to support our retail operations, including new and pre-owned boat and related parts inventories and off-season liquidity. We routinely monitor our cash flow to determine the amount of cash available to complete acquisitions of dealer groups and stores. We monitor our inventories, inventory aging and current market trends to determine our current and future inventory and related floorplan financing needs. Based on current facts and circumstances, we believe we will have adequate cash flow, coupled with available borrowing capacity, to fund our current operations, capital expenditures and acquisitions for the next twelve months.

Cash needs for acquisitions have historically been financed with our GS/BIP Credit Facility and cash generated from operations. Our ability to utilize the GS/BIP Credit Facility to fund operations depends upon Adjusted EBITDA and compliance with covenants of the GS/BIP Credit Facility. We expect to continue to be subject to financial covenants under the Term and Revolver Credit Facility. Cash needs for inventory have historically been financed with our Inventory Financing Facility. Our ability to fund inventory purchases and operations depends on the collateral levels and our compliance with the covenants of the Inventory Financing Facility. As of June 30, 2019, we were in compliance with all covenants under the GS/BIP Credit Facility and the Inventory Financing Facility.

Cash Flows

Analysis of Cash Flow Changes Between the Nine Months Ended June 30, 2019 and 2018

The following table summarizes our cash flows for the periods indicated:

Description	Nine Months Ended June 30,		
	2019	2018	Change
	($ in thousands, unaudited)		
Net cash provided by (used in) operating activities	$(23,974)	$ (1,416)	$(22,558)
Net cash provided by (used in) investing activities	(7,988)	(18,430)	10,442
Net cash provided by financing activities	41,690	29,613	12,077
Net change in cash	$ 9,728	$ 9,767	$ (39)

Operating Activities. Net cash used in operating activities was $24.0 million for the nine months ended June 30, 2019 compared to $1.4 million for the nine months ended June 30, 2018. The $22.6 million increase in cash used in operating activities was primarily attributable to a $43.2 million increase in inventory and a $19.9 million increase in accounts receivable. These amounts were partially offset by the net income for the period and a reduction in the adjustment related to the fair value of the warrant liability.

Investing Activities. Net cash used in investing activities was $8.0 million for the nine months ended June 30, 2019 compared to $18.4 million for the nine months ended June 30, 2018. The $10.4 million decrease in net cash used in investing activities was primarily attributable to a reduction in the amount of cash utilized to complete the acquisitions in the nine months ended June 30, 2019 versus the amount of cash used in acquisitions in the nine months ended June 30, 2018.

Financing Activities. Net cash provided by financing activities was $41.7 million for the nine months ended June 30, 2019 compared to $29.6 million for the nine months ended June 30, 2018. The

The annual interest rate on the GS/BIP Credit Facility is equal to (i) the Applicable Cash Rate (as defined in the GS/BIP Credit Facility), which is payable in cash, plus (ii) the Applicable PIK Rate (as defined in the GS/BIP Credit Facility), which is payable in kind by increasing the principal amount of the underlying loan, which rates are set forth below. Additionally, we pay a commitment fee calculated based on the unused amount under the multi-draw term loan facility and revolving line of credit, times 0.50% per annum.

Time Period	Applicable Cash Rate	Applicable PIK Rate
October 28, 2016 through October 31, 2018	0.00%	10.00%
November 1, 2018 through October 31, 2019	4.00%	6.00%
November 1, 2019 through October 31, 2020	6.00%	4.00%
November 1, 2020 through the maturity date and thereafter	8.00%	2.00%

We are required to comply with certain financial and non-financial covenants under the GS/BIP Credit Facility, including maintaining a Fixed Charge Coverage Ratio (as defined in the GS/BIP Credit Facility) of 1.25 to 1.00 for each fiscal quarter. We are also subject to additional restrictions to maintain a maximum Senior Leverage Ratio (as defined in the GS/BIP Credit Facility) of 1.50 to 1.00 for the fiscal quarters ending during the period between October 1, 2019 and September 30, 2020; and 1.25 to 1.00 for fiscal quarters after September 30, 2020, and a Total Leverage Ratio (as defined in the GS/BIP Credit Facility) of no more than 2.00 to 1.00 for the fiscal quarters ending during the period between October 1, 2019 and September 30, 2020; and 1.75 to 1.00 for fiscal quarters after September 30, 2020. We must also maintain Consolidated Liquidity (as defined in the GS/BIP Credit Facility) of at least $1.0 million at all times. Further, until amounts under the GS/BIP Credit Facility are repaid in full, we may not, subject to certain exceptions, (i) incur any additional debt, (ii) permit liens on our property, assets or revenues, (iii) make certain investments, (iv) engage in certain fundamental changes and dispositions of assets, (v) amend our organizational documents or certain of our material contracts, (vi) enter into certain transactions with our stockholders or affiliates, and (vii) prepay certain other indebtedness. OneWater LLC and its subsidiaries are generally restricted from making cash dividends or distributions on shares or units of their outstanding capital stock (other than a dividend payable solely in shares of such capital stock), except that, so long as no default has occurred, certain subsidiaries of OneWater LLC may make intercompany distributions to certain other subsidiaries of OneWater LLC, and Opco may make distributions to OneWater LLC as necessary (i) to permit OneWater LLC to pay administrative costs and expenses (such distributions not to exceed $200,000 in any trailing twelve month period), (ii) for certain permitted tax payments or (iii) to make scheduled payments of accrued interest and principal on certain subordinated debt (subject to certain restrictions). OneWater LLC may also make distributions to its shareholders to the extent necessary for certain permitted tax payments. Additionally, OneWater LLC's subsidiaries are generally restricted from making loans or advances to OneWater LLC subject to a general investments basket of $100,000 in the aggregate.

We may, subject to certain restrictions, voluntarily prepay certain amounts due under the GS/BIP Credit Facility. Unless otherwise waived by each of the lenders thereto, we are also subject to mandatory prepayment (in whole or in part) upon the occurrence of certain events and transactions, including, among other things, certain issuances of equity and debt securities. Upon the issuance of equity securities by us or any of our subsidiaries, other than (i) equity securities issued pursuant to any employee stock or stock option compensation plan, (ii) equity securities issued by and between us and certain of our subsidiaries, and (iii) any issuance for purposes approved in writing by the administrative agent and certain lenders, we will repay all amounts outstanding pursuant to the GS/BIP Credit Facility, and such amounts available to us will be permanently reduced, in an aggregate amount equal to the net proceeds.

We entered into a Commitment Letter (the "Term and Revolver Commitment Letter") with Goldman Sachs Specialty Lending Group, L.P., which contemplates the refinancing of the GS/BIP Credit Facility (the "Term and Revolver Credit Facility"). We expect the Term and Revolver Credit Facility to become effective concurrent with the closing of this offering, which would, among other things, (i) extend the maturity date to the date that is five years after entry into such facility, (ii) increase the aggregate credit facilities to consist of a $100.0 million senior secured multi-draw term loan facility, a $10.0 million senior secured revolving credit facility and an uncommitted and discretionary multi-draw term loan accordion feature of up to $20.0 million, (iii) permit the transactions contemplated by this offering and (iv) permit pro rata cash distributions to the OneWater Unit Holders, including OneWater Inc., in an amount sufficient to allow OneWater Inc. to pay its taxes and to make payments under the Tax Receivable Agreement, subject to conditions to be agreed upon. We expect to use a portion of the proceeds from the Term and Revolver Credit Facility to redeem outstanding Opco Preferred Units, after application of the proceeds from this offering as described under "Use of Proceeds" and elsewhere in this prospectus.

We expect that the Term and Revolver Credit Facility will bear interest at a rate equal to, at our option, (i) the LIBOR for such interest period (subject to a 1.50% floor) plus an applicable margin of up to 7.00%, subject to step-downs to be determined based on certain financial leverage ratio measures, or (ii) a base rate (subject to a 4.50% floor) plus an applicable margin of up to 6.00%, subject to step-downs to be determined based on certain financial leverage ratio measures. We expect the interest to be payable monthly for base rate borrowings and up to quarterly for LIBOR borrowings. Furthermore, we anticipate that for the twelve month period following entry into the Term and Revolver Credit Facility, we may elect to repay borrowings in kind, subject to a 2.00% premium on the interest rate for such amounts repayable in kind. The Term and Revolver Credit Facility is subject to certain conditions, including the consummation of this offering, maintenance of certain financial covenants related to minimum fixed charge coverage, maximum senior leverage ratio, minimum availability/liquidity at all times and maximum total leverage ratio of 3.00 to 1.00 (decreasing over time), entry into a pledge agreement with OneWater Inc. for all of the equity interests it holds in OneWater LLC, and certain other transactions contemplated in connection with this offering. The Term and Revolver Commitment Letter also provides for, among other things, certain exclusivity terms. Except as noted herein and subject to documentation principles and other changes as may mutually be agreed, we currently expect prepayment terms, collateral, covenants, events of defaults and restrictions on dividends and distributions contained in the Term and Revolver Credit Facility to be substantially similar to those currently contained in the GS/BIP Credit Facility.

For additional information relating to the GS/BIP Credit Facility and the Term and Revolver Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—GS/BIP Credit Facility," "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—GS/BIP Credit Facility" and "Underwriting (Conflicts of Interest)—Conflicts of Interest."

An event of default under the GS/BIP Credit Facility includes, among other events, (i) failure to pay principal or interest when due, (ii) breaches of certain covenants, (iii) defaults under certain other credit agreements, and (iv) an institution of bankruptcy, reorganization, liquidation or receivership. As of June 30, 2019, we were in compliance with all of the covenants under the GS/BIP Credit Facility.

Inventory Financing Facility

On June 14, 2018, OneWater LLC and certain of our subsidiaries entered into the Fourth Amended and Restated Inventory Financing Agreement with Wells Fargo Commercial Distribution Finance, LLC and various lender parties thereto (as subsequently amended and restated, the "Inventory Financing Facility" and, together with the GS/BIP Credit Facility, the "Credit Facilities"). On September 21, 2018, OneWater LLC and certain of our subsidiaries entered into the First Amendment to the Fourth Amended and Restated Inventory Financing Agreement which, among other things, increased the maximum amount of borrowing available under the Inventory Financing Facility from $200.0 million to $275.0 million. On April 5, 2019, OneWater LLC and certain of its subsidiaries further amended the Inventory Financing Facility to, among other things, increase the maximum amount of borrowing available under the Inventory Financing Facility from $275.0 million to $292.5 million.

The interest rate for amounts outstanding under the Inventory Financing Facility is calculated using the one month LIBOR rate plus an applicable margin of 2.75% to 5.00% for new boats and at the new boat rate plus 0.25% for used boats. Loans will be extended from time to time to enable us to purchase inventory from certain manufacturers and to lease certain boats and related parts to customers. The applicable financial terms, curtailment schedule and maturity for each loan will be set forth in separate

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages as of September 1, 2019, positions and descriptions of the business experience of our executive officers, directors and director nominees.

Name	Age	Position with OneWater Inc.
Austin Singleton	46	Founder, Chief Executive Officer and Sole Director
Anthony Aisquith	52	President and Chief Operating Officer
Jack Ezzell	49	Chief Financial Officer
Christopher W. Bodine	64	Director Nominee
Jeffrey B. Lamkin	50	Director Nominee
Mitchell W. Legler	77	Director Nominee
John F. Schraudenbach	60	Director Nominee
Keith R. Style	46	Director Nominee
John G. Troiano	49	Director Nominee

Current Director and Executive Officers

Austin Singleton—Founder, Chief Executive Officer and Sole Director. Austin Singleton has served as our Chief Executive Officer and Sole Director since April 2019, the Chief Executive Officer of OneWater LLC since its formation in 2014, and the Chief Executive Officer of Singleton Marine, which later merged with Legendary Marine to form OneWater LLC, since 2006. Mr. Singleton has served on the Board of Managers of OneWater LLC since its formation in 2016. Mr. Singleton first joined Singleton Marine in 1988, shortly after his family founded Singleton Marine in 1987. Prior to his role as the Chief Executive Officer of OneWater LLC, Mr. Singleton worked in substantially all positions within the dealership from the fuel dock, to the service department, to the sales department, to general manager. Mr. Singleton studied Business and Finance at Auburn University. Mr. Singleton was selected as a director due to his management and extensive industry experience.

Anthony Aisquith—President and Chief Operating Officer. Anthony Aisquith has served as our Chief Operating Officer since April 2019 and as the President and Chief Operating Officer of OneWater LLC (including its predecessor entity, Singleton Marine) since 2008. Mr. Aisquith has served on the Board of Managers of OneWater LLC since 2014. Mr. Aisquith has 25 years of experience in the boating industry, and prior to joining OneWater LLC in 2008, he held several senior management positions at MarineMax (NYSE: HZO). Specifically, from 2003 to 2008, he served as Vice President, and from 2000 to 2008, he served as a Regional President, overseeing MarineMax's operations in Georgia, North and South Carolina, Texas and California. Prior to serving as Regional President, Mr. Aisquith held a variety of management and sales positions at MarineMax. Before joining MarineMax in June of 1985, Mr. Aisquith worked for ten years in the auto industry.

Jack Ezzell—Chief Financial Officer. Jack Ezzell has served as our Chief Financial Officer since April 2019 and as the Chief Financial Officer of OneWater LLC since 2017. Mr. Ezzell has over 25 years of accounting and finance experience, with over 17 years of experience in the boating industry specifically. Immediately prior to beginning his tenure as Chief Financial Officer of OneWater LLC, Mr. Ezzell was a General Manager at MarineMax (NYSE: HZO), where he oversaw all dealership operations at MarineMax's Clearwater and St. Petersburg, Florida locations. From 2010 to 2015, Mr. Ezzell served as Chief Accounting Officer of Masonite International Corporation (NYSE: DOOR), and from 1998 to 2010, he served as the Controller and as the Chief Accounting Officer at MarineMax. Prior to joining MarineMax, Mr. Ezzell began his career as an auditor for Arthur Andersen. Mr. Ezzell is a Certified Public Accountant and obtained his Bachelor of Science in Accounting from Western Carolina University.

Director Nominees

Christopher W. Bodine – Mr. Bodine has been nominated to serve on our board of directors. He retired as President, Health Care Services at CVS Caremark Corporation (NYSE: CVS) ("CVS Caremark") after 24 years with CVS Caremark in 2009. During his tenure as President, Mr. Bodine was responsible for Strategy, Business Development, Trade Relations, Sales and Account Management, Pharmacy Merchandising, Marketing, Information Technology, and Minute Clinic. Mr. Bodine is currently a Director at Allergan plc (NYSE: AGN) and ContinuumRX Services, Inc. Mr. Bodine is also a Venture Partner at NewSpring Capital. Prior to these positions, he was a Director at Fred's, Inc. (NASDAQ: FRED) and Nash-Finch Company. Mr. Bodine formerly served as a Trustee for Bryant University and is active with the Juvenile Diabetes Research Foundation and the American Heart Association. Mr. Bodine attended Troy State University and received an Honorary Doctorate Degree in Business Administration from Johnson & Wales University. Our board of directors believes Mr. Bodine is qualified to serve on our board of directors because of his prior leadership experience and his public company experience.

Jeffrey B. Lamkin – Mr. Lamkin has been nominated to serve on our board of directors and has served on the Board of Managers and on the Compensation Committee of OneWater LLC (including its predecessor entity, Singleton Marine) since 2012. Mr. Lamkin currently serves as the Chief Executive Officer of Sea Oats Group, a family office focused on luxury lifestyle businesses, and has served in this capacity since 2001. In addition to his role at Sea Oats Group, he serves as the Chief Executive Officer of Cinnamon Shore, a beach town development in Texas. Prior to his positions with Sea Oats Group and Cinnamon Shore, Mr. Lamkin spent approximately 16 years in the advertising and marketing industry, specializing in non-traditional media solutions, where he advised many Fortune 100 companies on marketing investments. Mr. Lamkin received a Bachelor of Science with a concentration in Management and a minor in Economics from Towson State University. Our board of directors believes Mr. Lamkin is qualified to serve on our board of directors because of his extensive business experience and his familiarity with OneWater LLC.

Mitchell W. Legler – Mr. Legler has been nominated to serve on our board of directors and has served as Chairman of the Board of Managers of OneWater LLC since 2015. Mr. Legler is a business lawyer representing clients in corporate, commercial, and real estate law, and is a majority shareholder of the law firm Kirschner & Legler, P.A. Mr. Legler was a director of IMC Mortgage Company and Stein Mart, Inc. (NASDAQ: SMRT) ("Stein Mart"), both public companies, and served as general counsel to Stein Mart until his retirement in 2019. Mr. Legler has served as Director to a number of private companies in the healthcare, software development, international transportation, automotive retail, and real estate development fields. Mr. Legler received a B.A. with honors in Political Science from the University of North Carolina and a J.D. from the University of Virginia. Our board of directors believes Mr. Legler is qualified to serve on our board of directors because of his public company experience and his general legal expertise.

John F. Schraudenbach – Mr. Schraudenbach has been nominated to serve on our board of directors. Mr. Schraudenbach held various positions at Ernst & Young for 37 years until his retirement in June 2019. He served as the Senior Client Service Partner at Ernst & Young beginning in 2014, in which he established structure and policies for Ernst & Young's Americas Assurance practice. Prior to this, Mr. Schraudenbach was the Managing Partner of Business Development for the Southeast U.S. Region and an Audit Partner at Ernst & Young. Mr. Schraudenbach has served on the America's Assurance Operating Committee, National Accounting & Auditing Committee, Southeast Region Operating Committee and Center for Board Matters at Ernst & Young. Mr. Schraudenbach has served as the Alumni Board Chair at the University of Georgia Terry College of Business. Mr. Schraudenbach received both a Bachelor and Masters of Accounting from the University of Georgia. He is a Certified Public Accountant. Our board of directors believes Mr. Schraudenbach is qualified to serve on our board of directors because of his substantial financial and audit expertise.

Keith R. Style – Mr. Style has been nominated to serve on our board of directors and has served on the Board of Managers of OneWater LLC since 2015. Mr. Style has over 20 years of finance and accounting experience and is a Principal at The Presidio Group, a leading merchant bank and investment banking advisor in the retail automotive sector. From March 2017 to February 2018, Mr. Style served as interim Chief Financial Officer of OneWater LLC. Prior to OneWater LLC, Mr. Style served as the Senior Vice President and Chief Financial Officer of Asbury Automotive Group, Inc. (NYSE: ABG) ("Asbury"), a Fortune 500 company and one of the largest automotive retailers in the United States. After joining Asbury in 2003, Mr. Style held various roles in SEC Reporting, Treasury, Compliance, Investor Relations, Risk Management, Dealership Services and Process Innovation. Prior to joining Asbury, Mr. Style served in several finance and accounting positions at Sirius Satellite Radio, Inc. (NASDAQ: SIRI). Mr. Style holds a B.A. in Economics and Business from Lafayette College. Our board of directors believes that Mr. Style is qualified to serve on our board of directors because of his industry and public company experience, as well as his financial and leadership background.

John G. Troiano – Mr. Troiano has been nominated to serve on our board of directors and has served on the Board of Managers and as Chairman of the Compensation Committee of OneWater LLC since October 2016. Mr. Troiano is the Managing Partner and CEO of Beekman, which he co-founded in 2004. Mr. Troiano spent two years at the mergers and acquisitions boutique firm Gleacher & Company, Inc. before joining Onex Corporation (TSX: ONEX) in 1996, where he became a Managing Director in Onex Corporation's New York office in 1999. Mr. Troiano serves on the Board and is a Chairman of numerous Beekman portfolio companies. Mr. Troiano is on the board of two academic institutions and is involved with various charitable organizations. Mr. Troiano graduated summa cum laude with a B.S. in Economics from the Wharton School of the University of Pennsylvania with concentrations in Finance and Accounting. Mr. Troiano then earned an M.B.A. from Harvard Business School. Our board of directors believes Mr. Troiano is qualified to serve on our board of directors because of his financial expertise and prior professional experience.

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our board of directors currently consists of one member. Prior to the date that the Class A common stock is first traded on the Nasdaq, our board of directors is expected to consist of seven members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

- The Class I directors are expected to be Austin Singleton, Mitchell W. Legler and John Schraudenbach, and their terms will expire at the annual meeting of stockholders to be held in 2020;

- The Class II directors are expected to be Christopher W. Bodine and Jeffrey B. Lamkin, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

- The Class III directors are expected to be Keith R. Style and John G. Troiano, and their terms will expire at the annual meeting of stockholders to be held in 2022.

Our amended and restated certificate of incorporation provides that the number of directors may be set and changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that each class will consist of as close to one-third of the directors as possible. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Leadership Structure of the Board

Our amended and restated bylaws and our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairman of our board of directors and chief executive officer and to implement a lead director in accordance with its determination that using one or the other structure would be in the best interests of our company. Mr. Legler will serve as the chairman of our board of directors. Our board of directors has concluded that our current leadership structure is appropriate at this time. Our board of directors will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Director Independence

Under the listing requirements and rules of the Nasdaq, independent directors must comprise a majority of our board of directors within a specified period after the completion of this offering. In addition, the rules of the Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees must be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of the Nasdaq, a director will qualify as an "independent director" only if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director's ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. To be considered to be independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Bodine, Lamkin, Legler, Schraudenbach, Style, and Troiano, representing a majority of our directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements of the Nasdaq. Our board of directors also determined that Messrs. Lamkin, Legler and Schraudenbach, who will comprise our audit committee, Messrs. Bodine, Style and Troiano, who will comprise our compensation committee, and Messrs. Bodine, Legler, and Style, who will comprise our nominating and corporate governance committee, satisfy the respective independence standards for those committees established by applicable rules and regulations of the SEC and the listing requirements of the Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving each non-employee director, if any, described in "Certain Relationships and Related Party Transactions."

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Following the completion of this offering, copies of the charters for each committee will be available on our website. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Rules implemented by the Nasdaq and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the Nasdaq and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee will initially consist of three directors, all of whom are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the Nasdaq, after the applicable transition period, the audit committee will consist solely of independent directors. Messrs. Schraudenbach, Lamkin and Legler will initially serve as members of our audit committee, with Mr. Schraudenbach serving as chair of the audit committee. Each member of the audit committee is financially literate, and our board of directors has determined that Mr. Schraudenbach qualifies as an "audit committee financial expert" as defined in applicable SEC rules.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits,

Change in Control Provisions

Mr. Ezzell's Class B Units will vest upon the closing of this offering. However, restricted stock units and performance stock units awards granted after the date of this offering will be subject to "double trigger" rather than "single trigger" vesting in connection with a change in control. These equity awards held by our Named Executive Officers will only vest in connection with a change in control if the Named Executive Officer is terminated without cause or resigns for good reason during the 12-month period following the change in control. Upon such a termination, in addition to the severance protection described above, all outstanding, unvested restricted stock units will immediately vest. All unvested performance stock units for which performance achievement had been measured at the time of the change in control will vest immediately upon such termination. Unvested performance stock units for which performance achievement had not been measured at the time of the change in control will not be forfeited but will instead be measured at the end of the initial one year performance period under the grant.

Payments Upon Death of Executive

The families of each Named Executive Officer will be paid $1 million upon the death of Messrs. Singleton and Aisquith and $500,000 upon the death of Mr. Ezzell.

Accelerated Vesting due to Death or Disability of Executive

All unvested restricted stock units will vest immediately upon the death or disability of a Named Executive Officer. All unvested performance stock units for which performance achievement had been measured prior to the Named Executive Officer's death or disability will vest immediately upon death or disability of the executive. Unvested performance stock units for which performance achievement had not yet been measured prior to the Named Executive Officer's death or disability will be determined at the end of the one-year performance period and will fully vest at the time the measurement is performed.

Long Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the "LTIP") prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, the total number of shares of our Class A common stock reserved for issuance pursuant to awards under the LTIP is equal to 10% of our fully diluted shares outstanding from time to time. The total number of shares reserved for issuance under the LTIP that may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code) is 831,405. Class A common stock subject to an award that expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares (including forfeiture of restricted stock awards) and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP (the "administrator"). The administrator has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

CORPORATE REORGANIZATION

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in Opco, which in turn will own all the outstanding equity interests in the subsidiaries through which OneWater Inc. operates its assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC's business and will consolidate financial results of OneWater LLC and its subsidiaries. The OneWater LLC Agreement will be amended and restated as the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC to, among other things, admit OneWater Inc. as the sole managing member of OneWater LLC.

In connection with the offering:

(a) One Legacy Owner holding a preferred distribution right of OneWater LLC will receive a distribution of additional common units of OneWater LLC in exchange for the surrender of the preferred right;

(b) OneWater LLC will provide the Legacy Owners the right to receive a tax distribution to cover taxable income arising as a result of OneWater LLC's operating income through the period ending on the date of the closing of this offering;

(c) OneWater LLC's limited liability company agreement will be amended and restated to, among other things, provide for a single class of OneWater LLC Units; OneWater Inc.'s certificate of incorporation and bylaws will be amended and restated; and all of the Legacy Owners' existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units;

(d) Goldman and Beekman will receive an aggregate of 1,201,969 OneWater LLC Units upon exercise of the LLC Warrants;

(e) the Exchanging Owners will directly or indirectly contribute all of their OneWater LLC Units to OneWater Inc. in exchange for shares of Class A common stock;

(f) OneWater Inc. will issue 3,000,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(g) Each OneWater Unit Holder will receive a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;

(h) OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

(i) OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will use such cash, consisting of the net proceeds of the offering, cash on hand, and borrowings under the Term and Revolver Credit Facility, to redeem all of the outstanding the Opco Preferred Units held by Goldman and Beekman for cash. Please see "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units" for more information on the Opco Preferred Units.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate 41.5% interest in OneWater LLC (or 44.5% if the underwriters' option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate 58.5% interest in OneWater LLC (or 55.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal Stockholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common the corresponding OneWater LLC Units or, subject to OneWater Inc.'s consent (not to be unreasonably withheld, conditioned, or delayed), after the corresponding OneWater LLC Units have been acquired pursuant to the Redemption Right or Call Right.

The payment obligations under the Tax Receivable Agreement are OneWater Inc.'s obligations and not obligations of OneWater LLC, and we expect that the payments OneWater Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of OneWater Inc.'s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of OneWater Inc.'s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OneWater LLC Units, the price of OneWater Inc.'s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its OneWater LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income OneWater Inc. generates in the future, the timing and amount of any earlier payments that OneWater Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of OneWater Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing OneWater Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of OneWater Inc.'s realization of tax benefits.

We expect that if there were a redemption of all of the outstanding OneWater LLC Units (other than those held by OneWater Inc.) immediately after this Offering, the estimated tax benefits to OneWater Inc. subject to the Tax Receivable Agreement would be approximately $37.8 million, based on certain assumptions, including but not limited to a $20.00 per share offering price to the public (the mid-point of the range set forth on the cover of this prospectus), a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that OneWater Inc. will have sufficient taxable income to utilize such estimated tax benefits. If the Tax Receivable Agreement were terminated immediately after this offering and based on the same assumptions used to estimate the tax benefit, the estimated early termination payment would be approximately $24.1 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of approximately $32.1 million). The foregoing numbers are merely estimates and the actual tax benefits and early termination payments could differ materially.

A delay in the timing of redemptions of OneWater LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of OneWater LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of OneWater LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon OneWater Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If OneWater Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of OneWater Inc.'s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and

The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we plan to enter into a registration rights agreement with certain of the Legacy Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by certain of the Legacy Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

GS/BIP Credit Facility

On October 28, 2016, OneWater LLC and certain of our subsidiaries entered into the GS/BIP Credit Facility, which consists of a $60.0 million multi-draw term loan and a $5.0 million revolving line of credit. OWM BIP Investor, LLC is an affiliate of Beekman and Goldman Sachs Specialty Lending Group, L.P. is an affiliate of Goldman Sachs. As of September 30, 2018, we had $28.6 million outstanding under the multi-draw term loan and no amount outstanding under the revolving line of credit. As of June 30, 2019, we had $58.0 million outstanding under the multi-draw term loan and no amount outstanding under the revolving line of credit. All amounts owed are guaranteed by us and certain of our subsidiaries. The multi-draw term loan may be used to fund certain Permitted Acquisitions, and the revolving line of credit may be used for working capital and general corporate matters.

The annual interest rate on the GS/BIP Credit Facility is equal to (i) the Applicable Cash Rate, which ranges from 0.0% to 8.0% based on the time period and is payable in cash, plus (ii) the Applicable PIK Rate, which ranges from 2.0% to 10.0% based on the time period and is payable in kind by increasing the principal amount of the underlying loan. Additionally, we pay a commitment fee calculated based on the unused amount under the multi-draw term loan and revolving line of credit, times 0.50% per annum.

We are required to comply with certain financial and non-financial covenants under the GS/BIP Credit Facility, including maintaining a Fixed Charge Coverage Ratio (as defined in the GS/BIP Credit Facility) of 1.25 to 1.00 for each fiscal quarter. We are also subject to additional restrictions to maintain a maximum Senior Leverage Ratio (as defined in the GS/BIP Credit Facility) of 1.50 to 1.00 for the fiscal quarters ending during the period between October 1, 2019 and September 30, 2020; and 1.25 to 1.00 for fiscal quarters after September 30, 2020, and a Total Leverage Ratio (as defined in the GS/BIP Credit Facility) of no more than 2.00 to 1.00 for the fiscal quarters ending during the period between October 1, 2019 and September 30, 2020; and 1.75 to 1.00 for fiscal quarters after September 30, 2020. We must also maintain Consolidated Liquidity (as defined in the GS/BIP Credit Facility) of at least $1.0 million at all times. Further, until amounts under the GS/BIP Credit Facility are repaid in full, we may not, subject to certain exceptions, (i) incur any additional debt, (ii) permit liens on our property, assets or revenues, (iii) make certain investments, (iv) engage in certain fundamental changes and dispositions of assets, (v) amend our organizational documents or certain of our material contracts, (vi) enter into certain transactions with our stockholders or affiliates, and (vii) prepay certain other indebtedness. OneWater LLC and its subsidiaries are generally restricted from making cash dividends or distributions on shares or units of their outstanding capital stock (other than a dividend payable solely in shares of such capital stock), except that, so long as no default has occurred, certain subsidiaries of OneWater LLC may make intercompany distributions to certain other subsidiaries of OneWater LLC, and Opco may make distributions to OneWater LLC as necessary (i) to permit OneWater LLC to pay administrative costs and expenses (such distributions not to exceed $200,000 in any trailing twelve month period), (ii) for certain permitted tax payments or (iii) to make scheduled payments of accrued interest and principal on certain subordinated debt (subject to certain restrictions). OneWater LLC may also make distributions to its shareholders to the extent necessary for certain permitted tax payments. Additionally, OneWater LLC's subsidiaries are generally restricted from making loans or advances to OneWater LLC subject to a general investments basket of $100,000 in the aggregate.

We are also subject to mandatory prepayment (in whole or in part) upon the occurrence of certain events and transactions, including, among other things, issuance of securities pursuant to this offering. Concurrent with the closing of this offering, we expect to refinance the GS/BIP Credit Facility (referred to herein as the Term and Revolver Credit Facility) to, among other things, increase the amount we may borrow under such facility, permit the transactions contemplated by this offering, and ensure that OneWater LLC will be permitted to make pro rata cash distributions to the OneWater Unit Holders, including OneWater Inc., in an amount sufficient to allow OneWater Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. For additional information relating to the GS/BIP Credit Facility and the Term and Revolver Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements."

An affiliate of Goldman Sachs Specialty Lending Group L.P. is acting as an underwriter in this offering. For more information, see "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Opco Preferred Units

On October 28, 2016, Goldman and Beekman entered into a Subscription Agreement with us and certain of our subsidiaries, pursuant to which Goldman and Beekman purchased 45,000 and 23,000 Opco Preferred Units, representing 66.2% and 33.8% of the total Opco Preferred Units outstanding for purchase prices of approximately $44.4 million and $22.7 million, respectively. The Opco Preferred Holders are entitled to (i) a "preferred return" at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the "unreturned preferred amount"), plus (b) any unpaid preferred returns for prior periods, and (ii) a "preferred target distribution" at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for each calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder. Repayment in full or acceleration of the obligations under the GS/BIP Credit Facility will permit a majority of the Opco Preferred Holders to require us to purchase all Opco Preferred Units equal to the unreturned preferred amount plus any unpaid preferred returns (the "redemption amount").

We intend to use the net proceeds from this offering, together with cash on hand and borrowings under the Term and Revolver Credit Facility, to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman. As of June 30, 2019 and September 1, 2019, the redemption amount in the aggregate was $84.2 million and $85.7 million, respectively. For additional information relating to the Opco Preferred Units, see "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Opco Preferred Units."

OneWater LLC Warrants

Additionally, pursuant to the Subscription Agreement dated October 28, 2016, Goldman purchased warrants ("Goldman Warrants") to acquire OneWater LLC Units, and Beekman purchased warrants ("Beekman Warrants," and together with the Goldman Warrants, the "LLC Warrants") to acquire OneWater LLC Units, each under private placement exemptions. The LLC Warrants will be exercised in full for OneWater LLC Units in connection with our corporate reorganization. Please see "Corporate Reorganization" for additional information related to the exercise of the LLC Warrants.

Goldman purchased the Goldman Warrants for an aggregate purchase price of approximately $0.6 million, which warrants are exercisable for OneWater LLC Units and represent 16.6% of the OneWater LLC Units outstanding. Beekman purchased the Beekman Warrants for an aggregate purchase price of approximately $0.3 million, which warrants are exercisable for OneWater LLC Units and represent 8.4% of the OneWater LLC Units outstanding. The LLC Warrants are exercisable at a price of $0.0001 per OneWater LLC Unit and expire on October 28, 2026. The LLC Warrants may be exercised for cash or by cashless exercise.

The LLC Warrants also contain certain anti-dilution provisions that apply in connection with, among other things, any issuance, split, combination, recapitalization or similar transactions with respect to the OneWater LLC Units. Additionally, if OneWater LLC declares a dividend or other distribution, excluding

Consignment Inventory

We currently have inventory consignment relationships with Global Marine Finance, LLC and Grande Yachts International, LLC, entities in which Austin Singleton, our Chief Executive Officer and a Director, and Anthony Aisquith, our Chief Operating Officer, maintain ownership interests. Under the inventory consignment arrangements, we display certain boats and yachts for sale in our stores, and once we enter into a retail sales agreement with a customer, we purchase the consigned boats or yachts from these entities. We made payments to Global Marine Finance, LLC in the amounts of $32.2 million and $1.9 million in fiscal years 2018 and 2017, respectively, and $16.1 million in the nine months ended June 30, 2019. No payments were made to Global Marine Finance, LLC in fiscal year 2016. We made payments to Grande Yachts International, LLC in the amounts of $1.9 million and $3.1 million in fiscal years 2018 and 2017, respectively, and no payments in fiscal year 2016 or in the nine months ended June 30, 2019.

Customers and Service Providers

We have entered into various arrangements with related parties for the purchase and sale of new and pre-owned boats and for maintenance and repair services. The related party, nature of the transaction, and the amounts involved are set forth in the table below:

Related Party	Nature of Transaction	Amount for the Nine Months Ended June 30, 2019	Amount for the Fiscal Year Ended September 30,		
			2018	2017	2016
Peter and Teresa Bos, through Legendary Boating Club, LLC	Boat purchase and repair services	$210,683	$229,841	$185,672	$426,040
Peter and Teresa Bos, through LYC Destin, LLC	Boat purchase and repair services	60,438	119,088	141,829	125,600
Austin Singleton	Boat purchase and advancement of expenses	263,084	482,577	343,267	483,826
Anthony Aisquith, through Cobalt Boats of America	Boat purchases and repair services	161,368	859,809	152,981	426,040
John Troiano	Boat purchase and resale	—	241,579	266,904	—

The Teresa D. Bos 2015 Trust holds more than 10% of the outstanding equity securities in OneWater LLC. Austin Singleton currently serves as a Director and as our Chief Executive Officer. Anthony Aisquith currently serves on the Board of Managers of OneWater LLC and is our Chief Operating Officer. John Troiano currently serves on the Board of Managers of OneWater LLC.

Conflicts of Interest

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the redemption of the Opco Preferred Units. As a result, Goldman will receive approximately $34.9 million of the net proceeds of this offering, and will be deemed to have a "conflict of interest" with us within the meaning of Rule 5121 of FINRA. See "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of OneWater LLC. Please read "Corporate Reorganization."

Policies and Procedures for Review of Related Party Transactions

A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
- any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each nominee to our board of directors;

- each of our named executive officers; and

- all of our directors, director nominees and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors and director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 6275 Lanier Islands Parkway, Buford, GA 30518.

The table does not reflect any shares of Class A common stock that 5% stockholders, directors, director nominees and executive officers may purchase in this offering through the directed share program described under "Underwriting (Conflicts of Interest)."

Name of Beneficial Holders	Shares of Class A Common Stock beneficially owned after this offering		Shares of Class B Common Stock beneficially owned after this offering		Combined Voting Power after this offering[1]	
	Number	%	Number	%	Number	%
5% Stockholders						
Teresa D. Bos 2015 Trust[2]	—	—	1,233,602	25.4	1,233,602	14.8
Entities affiliated with Austin Singleton[3]	—	—	880,673	18.1	880,674	10.6
Anthony Aisquith	—	—	448,647	9.2	448,647	5.4
Entities affiliated with Jeffrey B. Lamkin[4]	—	—	292,892	6.0	292,891	3.5
Special Situations Investing Group II, LLC[5]	—	—	846,603	17.4	846,603	10.2
Entities affiliated with Beekman[6]	107,679	3.1	355,366	7.3	463,045	5.6
Directors, Director Nominees and Named Executive Officers						
Austin Singleton[3]	—		880,674	18.1	880,674	10.6
Anthony Aisquith	—		448,647	9.2	448,647	5.4
Jack Ezzell	—		45,742	*	45,742	*
Christopher W. Bodine	—		—	—	—	—
Jeffrey B. Lamkin[4]	—	—	292,892	6.0	292,892	3.5
Mitchell W. Legler	—		47,837	1.0	47,837	*
John F. Schraudenbach	—		—	—	—	—
Keith R. Style	—		33,943	*	33,943	*
John G. Troiano[6]	107,679	3.1	355,366	7.3	463,045	5.6
Directors, director nominees and executive officers as a group (9 persons)	107,679	3.1	2,105,100	43.3	2,212,779	26.6

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* indicates beneficial ownership of less than 1%.

(1) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The OneWater Unit Holders will hold one share of Class B common stock for each OneWater LLC Unit.

(2) The mailing address of the Teresa D. Bos 2015 Trust is 4471 Legendary Drive, Destin, Florida 32541.

(3)   Includes 406,597 shares of Class B common stock directly owned by Auburn OWMH, LLLP, 233,360 shares of Class B common stock directly owned by the Philip Singleton Irrevocable Trust, dated December 24, 2015 (the "12/24 Trust") and 240,716 shares of Class B common stock directly owned by the Austin Singleton Irrevocable Trust, dated December 30, 2015 (the "12/30 Trust"). The general partner of Auburn OWMH, LLLP is Singleton Asset Management, LLC, for which Austin Singleton is the sole manager and has sole voting and investment control over shares held by Auburn OWMH, LLLP. Austin Singleton serves as the trustee of the each of the 12/24 Trust and 12/30 Trust and has sole voting and investment control over shares held by the trusts. The mailing address for Auburn OWMH, LLLP and the trusts is 2876 Hamilton Rd., Auburn, Alabama 36830.

(4)   Includes 146,446 shares of Class B common stock directly owned by L13, LLLP and 146,446 shares of Class B common stock directly owned by JBL Investment Holdings, LLLP. The general partner of both L13, LLLP and JBL Investment Holdings, LLLP is Sea Oats Management, LLC, for which Jeff Lamkin serves as sole manager and has sole voting and investment control over shares held by L13, LLLP and JBL Investment Holdings, LLLP. The mailing address of L13, LLLP and JBL Investment Holdings, LLLP is 5009 State Highway 361, Port Aransas, Texas 78373.

(5)   Special Situations Investing Group II, LLC is an affiliate of Goldman Sachs, a New York limited liability company, Goldman Sachs is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). GS Group is a public entity and its common stock is publicly traded on the NYSE. The shares of common stock held by Goldman Sachs were acquired in the ordinary course of its investment business and not for the purpose of resale or distribution. GS Group may be deemed to beneficially own the securities held by Goldman Sachs. GS Group disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The mailing address for Goldman Sachs is 200 West Street, New York, New York 10282.

(6)   Includes (a) 355,366 shares of Class B common stock directly owned by OWM BIP Investors, LLC and (b) 107,679 shares of Class A common stock directly owned by OWM TBG Corporation. OWM BIP Investor, LLC is an investment vehicle wholly owned by Beekman Investment Partners AIV III – OWM, L.P ("AIV III"). OWM TBG Corporation will be, after the reorganization described herein, wholly owned by BIP Feeder AIV III – OWM, L.P. AIV III and BIP Feeder AIV III –OWM, L.P. are investment funds that are managed by a general partner, Beekman Investment Group III, LLC. Mr. Troiano is the sole manager of Beekman Investment Group III, LLC. The mailing address for OWM BIP Investors, LLC and OWM TBG Corporation is c/o The Beekman Group, 530 Fifth Avenue, 23rd Floor, New York, New York 10036.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of OneWater Inc. will consist of 40,000,000 shares of Class A common stock, $0.01 par value per share, of which 3,448,813 shares will be issued and outstanding, 10,000,000 shares of Class B common stock, $0.01 par value per share, of which 4,865,235 shares will be issued and outstanding and 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of OneWater Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, the OneWater Unit Holders will receive one share of Class B common stock for each OneWater LLC Unit that they hold. Accordingly, the OneWater Unit Holders will have a number of votes in OneWater Inc. equal to the aggregate number of OneWater LLC Units that they hold.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms as simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of OneWater Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 1,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our bylaws, as will be in effect upon the closing of this offering and as described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the Nasdaq, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

- the transaction is approved by the board of directors before the date the interested shareholder attained that status;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 3,448,813 shares of Class A common stock (or 3,898,813 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised). Of these shares, all of the 3,000,000 shares of Class A common stock (or 3,450,000 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the OneWater Unit Holders and other recipients of Class A common stock in the Reorganization in connection with the offering will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions). See "Certain Relationships and Related Party Transactions—OneWater LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we will enter into a registration rights agreement with certain of the OneWater Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and
- 5,314,048 shares (assuming redemption of all applicable OneWater LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers and substantially all of our Legacy Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of

UNDERWRITING (CONFLICTS OF INTEREST)

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and Raymond James & Associates, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	
Raymond James & Associates, Inc.	
Total	3,000,000

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 450,000 shares of Class A common stock from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The underwriters have reserved for sale at the initial public offering price up to 10.0% of the shares of Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, certain of our manufacturers, business associates and related persons who have expressed an interest in purchasing common stock in this offering. Pursuant to the underwriting agreement, the sales will be made by Raymond James & Associates Inc. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered hereby. Substantially all of the persons buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. We have agreed to indemnify the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares of Class A common stock. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 450,000 additional shares of Class A common stock.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company's shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the shares of Class A common stock on The Nasdaq Global Market under the symbol "ONEW."

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company's Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of the Company's Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of the Company's Class A common stock. As a result, the price of the shares of the Company's Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.1 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. For example, an affiliate of Goldman acts as a lender and agent under our GS/BIP Credit Facility and will act as lender and agent under the Term and Revolver Credit Facility. Additionally, Goldman owns Opco Preferred Units and LLC Warrants.

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the redemption of the Opco Preferred Units. Accordingly, Goldman is deemed to have a "conflict of interest" within the meaning of FINRA Rule 5121 and this offering will be conducted in accordance with Rule 5121. That rule requires that a "Qualified Independent Underwriter" meeting specified requirements must participate in the preparation of the registration statement of which this prospectus forms a part and exercise its usual standard of due diligence with respect thereto. Raymond James & Associates, Inc. has agreed to act as the Qualified Independent Underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Raymond James & Associates, Inc. will not receive a fee for acting as the Qualified Independent Underwriter for this offering. We have agreed to indemnify Raymond James & Associates, Inc. against certain liabilities, including liabilities under the Securities Act. As provided in Rule 5121, Goldman will not confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. For additional information, see "Certain Relationships and Related Party Transactions."

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

- to any legal entity which is a qualified investor as defined in the Prospectus Directive;

- to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

- in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to public" in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

One Water Marine Holdings, LLC and Subsidiaries
Condensed Consolidated Statement of Operations
(Unaudited)

For the nine months ended June 30,	2019	2018
Revenues		
New boat sales	$375,160,102	$294,205,442
Pre-owned boat sales	122,042,570	106,853,742
Finance and insurance income	18,526,016	12,308,786
Service, parts and other sales	45,919,574	32,102,798
Total revenues	561,648,262	445,470,768
Cost of Sales (exclusive of depreciation and amortization shown separately below)		
New boat sales	308,329,561	238,920,359
Pre-owned boat sales	102,196,154	88,437,485
Service, parts and other sales	25,346,800	18,030,420
Total cost of sales	435,872,515	345,388,264
Selling, general and administrative expenses	83,889,279	65,279,769
Depreciation and amortization	1,883,910	1,111,802
Gain on settlement of contingent consideration	(1,674,058)	—
Income from operations	41,676,616	33,690,933
Other (income) expense		
Interest expense - floor plan	6,729,937	3,812,848
Interest expense - other	4,391,421	2,743,200
Transaction costs	1,161,280	217,306
Change in fair value of warrant liability	(2,773,000)	26,958,299
Other (income) expense	(73,560)	(2,684)
Total other expense	9,436,078	33,728,969
Net income (loss)	32,240,538	(38,036)
Less: Net income attributable to non-controlling interest	1,317,498	646,166
Net income (loss) attributable to One Water Marine Holdings, LLC	$ 30,923,040	$ (684,202)
Redeemable Preferred interest, dividends and accretion		3,992,946
OneWater LLC preferred distribution		179,203
Net income (loss) attributable to common interest holders		$ (4,856,351)
Earnings (loss) per unit attributable to common interest holders:		
Basic	$ 406.50	$ (64.52)
Diluted	$ 299.75	$ (64.52)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

One Water Marine Holdings, LLC and Subsidiaries
Consolidated Statement of Operations

For the years ended September 30	2018 Restated	2017 Restated
Revenues		
New boat sales	$398,586,398	$250,297,435
Pre-owned boat sales	140,930,595	98,320,366
Finance and insurance income	16,622,594	9,895,986
Service, parts and other sales	46,665,172	32,969,131
Total revenues	602,804,759	391,482,918
Cost of Sales (exclusive of depreciation and amortization shown separately below)		
New boat sales	322,125,936	204,206,722
Pre-owned boat sales	116,457,214	83,115,286
Service, parts and other sales	26,567,920	18,460,223
Total cost of sales	465,151,070	305,782,231
Selling, general and administrative expenses	91,296,806	65,351,234
Depreciation and amortization	1,684,919	1,055,174
Income from operations	44,671,964	19,294,279
Other (income) expense		
Interest expense - floor plan	5,533,977	2,685,826
Interest expense - other	3,836,084	2,265,850
Transaction costs	437,667	327,454
Change in fair value of warrant liability	33,187,000	18,056,827
Other (income) expense	(269,189)	216,821
Total other expense	42,725,539	23,552,778
Net income (loss)	1,946,425	(4,258,499)
Less: Net income attributable to non-controlling interest	829,910	13,455
Net income (loss) attributable to One Water Marine Holdings, LLC	1,116,515	(4,271,954)
Redeemable Preferred interest, dividends and accretion	8,269,963	6,731,901
OneWater LLC Preferred distribution	225,412	128,679
Net loss attributable to common interest holders	$ (7,378,860)	$ (11,132,534)
Loss per unit attributable to common interest holders:		
Basic	$ (97.95)	$ (146.72)
Diluted	$ (97.95)	$ (146.72)
Pro forma loss per unit attributable to common interest holders (unaudited):		
Basic	$ (95.08)	
Diluted	$ (95.08)	

The accompanying notes are an integral part of these consolidated financial statements.

(SAO), Legendary Assets and Operations (LAO), South Florida Assets and Operations (SFAO), Midwest Assets and Operations (MAO), One Water Assets & Operations (OWAO), BAO and SSAO are collectively referred to herein as "the Company". All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and reflect the consolidated accounts of OneWater LLC and wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation. In addition, certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation. The Company operates on a fiscal year basis with the first day of the fiscal year being October 1, and the last day of the year ending on September 30. For ease of presentation, we may refer to the 12 month period ended September 30, 2018 and September 30, 2017 as Fiscal 2018 and Fiscal 2017, respectively. Additionally, since there are no differences between net income and comprehensive income, all references to comprehensive income have been excluded from the consolidated financial statements.

Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders

Unaudited pro forma basic and diluted net loss per share has been computed to give effect of an additional 2,276 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income. The diluted common stock were not utilized in calculating unaudited pro forma basic and diluted net loss per share as the impact would be anti-dilutive.

2   Summary of Significant Accounting Policies

Cash

At times the amount of cash on deposit may exceed the federally insured limit of the bank. Deposit accounts at each of the institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At September 30, 2018 and 2017, the Company exceeded FDIC limits at various institutions by approximately $12,639,000 and $6,972,000, respectively. The Company has not experienced any losses in such accounts and believes there is little to no exposure to any significant credit risk.

Restricted Cash

Restricted cash relates to amounts collected for pre-owned sales, in certain states, which are held in escrow on behalf of the respective buyers and sellers for future purchases of boats. Total customers deposits are shown as a liability on the consolidated balance sheets. These liabilities are more than the applicable restricted cash balances because in certain states the deposits are not restricted from use.

Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable, other payables and accrued expenses and debt. The carrying values of cash, accounts receivable, accounts payable and other payables and accrued expenses approximate their fair values due to their short-term nature. The carrying value of debt approximates its fair value due to the debt agreements bearing interest at rates that approximate current market rates for debt agreements with similar maturities and credit quality.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of the new and used boat inventory is determined using the specific identification method. In assessing lower of cost or net realizable value the Company considers the aging of the boats, historical sales of a brand and current market conditions. The cost of parts and accessories is determined using the weighted average cost method.

22 Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders

The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net loss per share attributable to common interest holders for the fiscal year ended September 30, 2018 after giving the effect of an additional 2,276 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income. The unaudited pro forma net loss attributable to common interest holders was computed using the weighted average number of common interests outstanding after giving effect of the additional shares as if it had occurred at the beginning of the period presented.

	For the year ended September 30, 2018
Numerator:	
Net loss attributable to common interest holders	$(7,378,860)
Denominator:	
Weighted average common units used to compute net loss per unit attributable to common interest holders, basic	75,333
Pro forma adjustment to give the effect of an additional 2,276 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income	2,276
Pro forma weighted average common units used to compute net loss per unit attributable to common interest holders, basic	77,609
Weighted average common unit equivalents outstanding	28,371
Pro forma weighted average common units used to compute net loss per unit attributable to common interest holders, diluted	105,980
Pro forma loss per unit attributable to common interest holders:	
Basic	$ (95.08)
Diluted	$ (95.08)

23 Subsequent events

The Company has evaluated events and transactions that occurred between September 30, 2018 and April 26, 2019 which is the date the consolidated financial statements were issued. There were no material subsequent events that require recognition or additional disclosure in the consolidated financial statements except as detailed below.

Acquisitions

On December 1, 2018, the Company purchased The Slalom Shop, LLC ("Slalom Shop"), a Texas boat retailer comprised of two stores. The acquisition expands the Company's presence in the state of Texas, expands the Company's product offering and strengthens its market share in a top boating market. The purchase price was $7,920,448, with $1,566,698 paid at closing, $5,083,000 due to seller upon completion of stated milestones expected within 90 days of closing and $1,270,750 financed through a note payable to the seller bearing interest at a rate of 5.0% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

On February 1, 2019, the Company purchased Ocean Blue Yacht Sales. ("Ocean Blue"), a Florida boat retailer comprised of three stores. The acquisition expands its presence on the east coast of Florida, expands the Company's product offering and strengthens the Company's market share in a top boating market. The purchase price was $10,656,437, with $8,736,437 paid at closing, and $1,920,000 financed

<u>3,000,000 </u>**Shares**

OneWater Marine Inc.

Class A Common Stock



Goldman Sachs & Co. LLC
Raymond James

Through and including   , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

	Amount
SEC registration fee	$ 13,938
FINRA filing fee	15,500
Nasdaq listing fee	150,000
Accountants' fees and expenses	740,000
Legal fees and expenses	2,000,000
Printing and engraving expenses	150,000
Transfer agent and registrar fees	5,000
Blue Sky fees and expenses	15,000
Miscellaneous expenses	10,562
Total	$3,100,000

Item 14.   Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against, or incurred by, them in their capacities as officers and directors.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a